SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2016

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

# Extraordinary General Meeting

MANUAL FOR SHAREHOLDER'S PARTICIPATION

**November 30th, 2016**

BR
PETROBRAS

PETROBRAS

INVITATION

Date: November 30, 2016

Time: 3 pm

Address: Auditorium of the Company’s headquarter at Avenida República do Chile 65, 1st floor, in the city of Rio de Janeiro

Agenda items:

Extraordinary General Meeting

I. Election of a member of the Board of Directors by minority shareholders

II. Proposal for approval of the sale of 90% (ninety per cent) of the stake owned by Petrobras in the Nova Transportadora do Sudeste-NTS ("NTS") for the Nova Infraestrutura Fundo de Investimento em Participações

III. Proposal for Petrobras waiver it´s preemptive right to subscribe in the debentures convertible into shares that will be issued in due course by NTS as a subsidiary of Petrobras

IV. Proposed reform of Bylaws of Petrobras

V. Consolidation of the Bylaws to reflect the approved changes

EXTRAORDINARY GENERAL MEETING

PUBLIC NOTICE OF MEETING

The Board of Directors of Petróleo Brasileiro S.A.-Petrobras hereby calls the shareholders to meet in Extraordinary General Meeting, on November 30, 2016 at 3:00 pm at the auditorium of the headquarters building, on the Avenida Republica do Chile 65, first floor, in the city of Rio de Janeiro (RJ), in order to deliberate on the following matters:

(I). Election of a member of the Board of Directors by minority shareholders, holding common shares, in compliance with article 150 of the Brazilian Corporation law (law nº 6,404, of 12/15/1976) and article 25 of the Bylaws;

II. Proposal for approval of the sale of 90% (ninety per cent) of the stake owned by Petrobras in the Nova Transportadora do Sudeste-NTS ("NTS") for the Nova Infraestrutura Fundo de Investimento em Participações (equity fund managed by Brookfield Asset Management Investment Brazil Ltda.), immediately after the completion of the corporate reorganization involving the NTS and the Transportadora Associada de Gás-TAG, under implementation;

III. Proposal for Petrobras waiver it´s preemptive right to subscribe in the debentures convertible into shares that will be issued in due course by NTS as a subsidiary of Petrobras;

IV. Proposed reform of Bylaws of Petrobras, in the following :

(i) Perform some language adjustments in articles 29, item II, 34, item I, item "b" and section, itens "a", "b", "c", "d", "f", "g" and "j" (reordered to "i" in the draft Bylaw), 49 and 52; (ii) Amend article 18, caput and paragraph 2 to adjust the minimum and maximum number of members of the Board to the reelections according to article 13, itens I and VI of Law No. 13,303, 6/30/2016; (iii) Include paragraph 5 to article 18 to predict the minimum percentage of independent members of the Board of Directors, in accordance with article 22 of Law No. 13,303, 6/30/2016; (iv) Amend article 20 to suit the maximum term limit management and election of executive directors laid down in article 13, item VI of law No. 13,303, 6/30/2016; (v) Amend article 21, caput, to adjust the wording of article 23 of Law No. 13,303, 6/30/2016; (vi) Amend article 27, paragraph 1 to clarify the competence of the Executive Board for approval of paid leave of Executive Directors; (vii) Amend article 29, item IV in order to adapt the wording of articles 13, item III and 23 of Law No. 13,303, 6/30/2016; (viii) Amend article 29, item VII to adapt the wording of articles 8, items IV, V and VII and 18, item III of Law No. 13,303, 6/30/2016;

(ix) Include the item XI to article 29 to suit the wording of article 17 of Law No. 13,303, 6/30/2016 and article 30 of the Program for Corporate Governance of State Controlled Companies of BM&FBovespa;

 (x) Include item XII to the article 29 to suit the wording of the article 8, items I and VIII of Law No. 13,303, 6/30/2016;

(xi) Include paragraph 2 to article 29, reordering the sole paragraph as paragraph 1, to clarify that if the Appointment Policy intends to impose additional requirements to those laid down in the applicable legislation to the Board of Directors and fiscal Council, such requirements shall be referred for decision in the general shareholding meeting;

(xii) Amend article 30, item I to harmonize the competence to approve the amendment of the basic Plan of Organization ("PBO") with the individual skills of the statutorily defined Executive Directors;

(xiii) Amend article 30, item VIII to suit the wording of article 18, item I of Law No. 13,303, 6/30/2016;

(xiv) Change the sole paragraph of article 30 to suit the wording of article 10 of Law No. 13,303, 6/30/2016;

(xv) Include paragraph 1 to article 33, reordering the sole paragraph as paragraph 2, to suit the wording of article 9, paragraph 4 of Law No. 13,303, 6/30/2016;

(xvi) Amend article 34, item II "e" to enlarge the possibility of the Executive Board to approve corporate guidelines, including rules of delegation;

(xvii) Delete article 34, item II, the item "h", reordering paragraphs following the editorial adjustment proposed to articles 29, item II and 34, item I, item "b", whereas the Annual Business Plan is, in fact, contained in the Annual Plan Expenditures and Investments, whose approval is of competence of the Board of Directors, and not of the Executive Board;

(xviii) Include a new item "j" in item (II) of article 34, to transfer, to the Executive Board, previously delegated competence individually to the Chief Financial Officer and Investor Relations;

(xix) include paragraph 1 to article 35, reordering the sole paragraph as 2 and items I and II as 3 and 4 to create the Investment and Disinvestment Statutory Technical Committee, which will provide technical support to the Executive Board in these subjects;

(xx) Change reordered paragraphs 2 and 3 of article 35 to adapt the nomenclature of other Statutory Technical Committees and editorial adjustment in view of the new Statutory Technical Committees linked directly to the Executive Board, respectively;

(xxi) Delete article 36, paragraph 1, item I, paragraph 5, items IV and V, paragraph 7, items II and III, reordering the other items as well as include new sections III, IV, VII article 36, paragraph 8, with the respective reordering of other items, and change the item I of article 36, paragraph 7 and the old items IV and VII (reordered to VI and VIII in the Bylaw´s draft) of article 36, paragraph 8, as consequence of internal restructuring of the creation of the Executive Director of Strategy, Organization and Management System;

(xxii) Amend article 36, paragraph 3, item I, paragraph 6, item II and paragraph 9, item VI, due to adjustments identified as necessary after the last Bylaw amendment adopted in August 2016;

(xxiii) Include the item XIII to article 40 to clarify that if the Appointment Policy intends to impose additional requirements to those contained in the legislation applicable to the Board of Directors members and to the Audit Committee, these requirements should be submitted for deliberation at the General Shareholding Meeting; (xxiv) Amend article 44 to suit the wording of article 13, item VIII of Law No. 13,303, of 06.30.2016.

V. Consolidation of the Bylaws to reflect the approved changes.

The person attending the General Shareholding Meeting must prove their shareholder status, under article 126 of Law 6404 of 12/15/1976. Wishing to be represented, shareholders must attend the requirements of paragraph 1 of article 126 of the aforementioned law, and article 13 of Petrobras’ Bylaws, by showing the following documents: i) Representative´s identity card; ii) Power of attorney with special powers represented with notarized signature (original or certified copy); iii) A copy of the contract / bylaws of the principal or the fund rules, if applicable; iv) Copy the proper term or equivalent document proving the powers of the grantor of power of attorney, if applicable.

It is requested that the shareholders represented by letter of attorney, within at least three days in advance, the documents listed above in room 1002 (Shareholder Service Center) of the registered office. For those who will present the documentation on the day of the meeting, the Company hereby informs that it is able to receive them from 11:00 a.m. at the place where the meetings will be held.

The exercise of voting rights in the case of the loan of shares shall be in charge of the borrower of the loan, unless the contract between the parties have differently.

In addition, the shareholders may still opt for voting the matters set out in this public notice through the use of the application proxy, as public CVM Instruction 481, 12/17/2009.

The receipt of electronic proxies will be available, in the e-mail address of the company (http://www.petrobras.com.br/ri) from the beginning of November.

The company informs that it has not adopted the ballot the distance covered by CVM Instruction No. 561, 4/7/2015, required from 2017, according to the CVM Instruction No. 570, 11/18/2015.

Is available in the room 1002 (shareholders’ service center) of the headquarters of the company, and the electronic addresses of the company (http://www.petrobras.com.br/ri) and the Brazilian Securities Commission (CVM) (http://www.cvm.gov.br), all documentation relevant to the matters that will be discussed in this extraordinary general meeting, in accordance with CVM Instruction 481, 12/17/2009.

Rio de Janeiro, 27 October 2016.

Luiz Nelson Guedes de Carvalho

Chairman of the Board of Directors

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

INFORMATION FOR SHAREHOLDERS

ITEM I

ELECTION OF MEMBER OF THE BOARD OF DIRECTORS, APPOINTED BY THE MINORITIES SHAREHOLDERS, IN ACCORDANCE WITH ARTICLE 150 OF THE CORPORATE LAW (LAW 6,404 OF 1976) AND ARTICLE 25 OF THE COMPANY’S

BYLAWS

Article 150 of the Corporate Law (Law 6,404 of 1976) and article 25 of the Company’s Bylaws determine that in the event that a position on the board becomes vacant, the substitute will be appointed by the remaining board members, and he will serve in this position until the following General Shareholders’ Meeting.

In 8/11/2016, upon the resignation of Board member Walter Mendes de Oliveira Filho presented on that date, the Board of Directors has appointed Mr. Marcelo Mesquita de Siqueira Filho as board member, up to the next general shareholders meeting. In that opportunity, the name of Mr. Marcelo Mesquita de Siqueira Filho was appointed exclusively by the board member Guilherme Affonso Ferreira (elected to the Board at the annual general shareholding meeting of 2016, in separate vote of minority shareholders representing preferred shares) and Mr. Walter Mendes de Oliveira Filho (who had been elected to the Board at the annual general meeting of 2016 in separate vote of minority shareholders representing common shares).

The appointment of Mr. Marcelo Mesquita by the Board of Directors, according to the Brazilian Corporate Law and the Company Bylaws, is valid up to the general meeting of Shareholders now convened, that´s the reason his name is now being referred to be board member representative of minority shareholders holding common shares.

Additionally, clarified that the Compensation and Succession Committee of the Board of Directors of Petrobras, in a meeting held in 10/24/2016, verified the adherence of Mr. Marcelo Mesquita profile to the Policy of Appointment requirements of members, to Board of Directors and Executive Directors of Petrobras ("Policy of Appointment"), approved by the Board of Directors at 9/28/2016 and concluded, unanimously, that Mr. Marcelo Mesquita meets the required profile for the position as Board Member of Petrobras, as set forth in the cited Policy of Appointment, as a result, the appointment is in conditions to be appreciated by the shareholders at the general meeting.

The minutes of the meeting of the Compensation and Succession Committee of Board of Directors of Petrobras that made an appraisal of Mr. Marcelo Mesquita is available on the company's e-mail address (http://www.petrobras.com.br/ri) in "Corporate Governance", "Governance Bodies", "Committees", "Minutes", "Compensation and Succession Committee".

Notice that the appointed candidate meets the criteria of independence enclosed in article 22 of law No. 13,303, 6/30/2016, qualifying, therefore, as an independent member of the Board in light of the Act.

Attached in annex: the information related to appointed Board Member, such as the items 12.10 to 12.5 of “Formulário de Referência“ (article 10 of CVM Instruction 481, 12/17/2009).

ANNEX I

INFORMATION CONCERNING THE MEMBER OF THE BOARD OF

DIRECTORS TO BE ELECTED BY THE MINORITIES SHAREHOLDERS

Marcelo Mesquita de Siqueira Filho, Brazilian, Economist. He has a degree in Economics from PUC-Rio, in French Studies from Nancy University II and an OPM (Owner/President Management) from Harvard, he is a co-founder partner of Leblon Equities (since 2008) and co-manager of equity funds and of Private Equity. He has 25 years of experience in the Brazilian stock market, having worked 10 years at UBS Pactual (1998-2008) and 7 years in Banco Garantia (1991-1998). At UBS Pactual, he was the co-responsible for the Capital Market area (2007-2008); co-responsible for the Stock area (2005-2007); and responsible for the Business and Strategist Analysis area (1998-2006). At Banco Garantia he was a commodities companies analyst of (1991-1997) and Investment Banker (1997-1998). Since 1995, he was appointed by investors as one of the leading analysts of Brazil according to several surveys made by Institutional Investor magazine. He was rated as "#1 Brazil Analyst" from 2003 to 2006 (#3 in 2002, #2 in 2001 and #3 in 2000). He was also rated as "#1 Stock Strategist in Brazil" from 2003 to 2005. Marcelo Mesquita worked in more than 50 transactions in the Brazilian stock market (IPOs), both in Garantia and UBS Pactual. Currently he is also a member of the Boards of Directors of BR Home Centers S.A., of Mills SI S.A. and of Tamboro Educacional S.A.

The name indicated above:

     ••    Have not been subject, for the past 5 years, to criminal conviction, conviction in an administrative procedure of the CVM and unappealable conviction, in the judicial or administrative sphere, which has suspended or invalidated the exercise of professional or commercial activity.

        •• •   He doesn´t have conjugal relations, steady union, or kinship susceptible to information according to item 12.9 of the “Formulário de Referência”.

      •   He doesn´t have any relation of subordination with the Company’s related parties.

EXTRAORDINARY SHAREHOLDERS' MEETING PRESENTATION TO THE SHAREHOLDERS

ITEM II

SALE TO THE PRIVATE EQUITY INVESTMENT FUND MANAGED BY BROOKFIELD BRASIL ASSET MANAGEMENT INVESTIMENTOS LTDA OF 90% OF THE STAKE

HELD BY PETRÓLEO BRASILEIRO S.A. – PETROBRAS IN NOVA TRANSPORTADORA DO SUDESTE – NTS.

As announced by the Company on September 23, 2016, the Board of Directors, at a meeting held on September 22, 2016, approved the convening of an Extraordinary Shareholders' Meeting of PETROBRAS to resolve on the sale of 90% (ninety percent) of the stake held in Nova Transportadora do Sudeste – NTS (“NTS”) to Nova Infraestrutura Fundo de Investimento em Participações (private equity investment fund managed by Brookfield Brasil Asset Management Investimentos Ltda., "Buyer" or "FIP").

NTS is currently one of the wholly-owned subsidiaries of Transportadora Associada de Gás S.A. – TAG (“TAG”), which, in turn, is wholly owned by PETROBRAS.

PETROBRAS is implementing a corporate reorganization, approved by the Executive Board and the Board of Directors, concerning TAG and its subsidiaries, which, once completed, will have the following corporate and business structure:

(i)  TAG: wholly owned subsidiary of Petrobras, operating in assets located in the North and the Northeast, including the Gasene stretch that extends to the states of Espírito Santo and Rio de Janeiro, and;

(ii) NTS: wholly owned subsidiary of Petrobras, operating in assets located in the states of São Paulo, Minas Gerais and Rio de Janeiro, except for Gasene.

After the conclusion of the corporate reorganization, Petrobras will be the sole holder of shares representing 100% (one hundred percent) of the share capital of NTS, and after the other precedent conditions set forth in the documents of the transaction are complied with, the Company will be able and accredited to complete the sale of 90% (ninety percent) of its shares.

With the sale of 90% of the shares held in NTS, Petrobras will continue to act as the sole contractor of the transportation service, under the terms currently contracted by Petrobras through five GTAs (Gas Transportation Agreements) of the firm contract type, with a 100% ship-or-pay obligation, totaling 158.2 million m³ per day or 5,901,390 million Btu per day. The agreements are effective for 20 years, with termination terms between 9 and 15 years, starting in 2016, and sets tariffs between R$ 1.38 and R$ 2.40 per million Btu, applicable to the year 2016. These tariffs are regulated and adjusted by the market general price index IGP-M. The payment of these contracts is already included in the operating cost projections of the 2017-2021 Business and Management Plan, published on September 20, 2016. It is worth emphasizing that PETROBRAS will maintain its contractual assignment rights to third parties under the current conditions.

The transaction also envisages that Transpetro will remain responsible for the operation and maintenance of the assets that comprise the transportation system through a new long-term agreement to be signed on the closing date.

This sale represents a significant step for Petrobras, as part of its Disinvestment Program, and was motivated by the following reasons:

(i)  Significant cash inflow;

(ii) The transportation of natural gas is not part of the core business of PETROBRAS. Remaining as a minority shareholder was considered important to keep monitoring the decisions that affect the operation of the company, and;

(iii) The deverticalisation of the segment, in line with PETROBRAS' strategy, established within the Program for the Optimization of PETROBRAS' Participation in the Market of Natural Gas (PROPAM), to develop a competitive environment favoring the entry of new players in order to change the current model of the activity's transportation pricing and taxation, attracting new investments and promoting the expansion of the infrastructure of the natural gas' transportation.

Sales process

PETROBRAS structured a competitive process, which included the participation of a total of 37 companies, including financial and strategic investors.

From these investors, only Brookfield presented a binding offer, conditioning it to the commitment of an exclusive negotiation, which was accepted by PETROBRAS by resolution of its Board of Directors. After the negotiations between the parties, the final value offered by Brookfield was of US$5.194 billion, composed as follows:

(i)  US$3.552 billion concerning 90% of the shares issued by NTS, should with US$2.701 billion to be paid in cash at the closing of the Transaction, and US$0.851 billion on the fifth anniversary of signing the Purchase and Sale Agreement, with correction of 3.35% per year and;

(ii) US$1.642 billion concerning the full replacement of the NTS debt, currently consisting of Promissory Notes with Petrobras Global Trading B.V. (“PGT”) (“PGT Notes”). This payment will be made upon the subscription, by FIP, of convertible debentures to be issued by NTS. The proceeds from the subscription will be used by NTS to pay off the existing debt with this company of the PETROBRAS System.

After the ongoing corporate restructuring, NTS’ remaining debt will be paid at the closing of the transaction. Thus the total transaction amount of US$ 5.194 billion will fully represent a cash entry for Petrobras group, consisting of US$ 4.343 billion on the closing of the operation and US$ 851 million in five years that will be adjusted in the period.

The conversion of debentures into shares may take place upon request by NTS, as long as approved by PETROBRAS or from the eighth (8th) year from the date of subscription, in which case there will be the amortization of approximately 90% (ninety percent) of the balance of the principal of the debt, issuing shares at market value. Any possible effect arising from this dilution of PETROBRAS is estimated at only 0.3% (three tenths percent) and, if the right to convertibility occurs, there is the mechanism of Petrobras exercising the purchase options of the converted shares, maintaining its original stake in the share capital of NTS.

The transaction's price was evaluated by four financial institutions, which issued three fairness opinions and one valuation report. All institutions considered the value of the transaction to be fair, using discounted cash flow methodology.

The intended sale is still subject to the compliance with other precedent and suspensive conditions set out in the Agreement for the Purchase and Sale of Shares and Other Covenants signed between PETROBRAS and Nova Infraestrutura Fundo de Investimento em Participações ("Purchase and Sale Agreement"), among which are:

1. Approval by CADE -Administrative Council for Economic Defense (already approved with no restrictions);

2. The conclusion of the corporate reorganization of TAG;

3. Approval of the sale as had been proposed at the general meeting;

4. The non-occurrence of a material adverse effect or law or government decision prohibiting the consummation of the transactions;

5. The conclusion of the negotiations on operational contracts of NTS, and;

6. The issuance of the convertible debentures for the debt's replacement.

The Purchase and Sale Agreement also establishes statements and guarantees common at this type of transaction, as well as other obligations for the parties.

Based on the Official Memorandum/CVM/SEP/Nº02/2016 and in the understanding recently confirmed by CVM's Board that the preemptive right provided for in Article 253 of the Brazilian Corporations Law applies only to companies converted into wholly-owned subsidiaries due to stock merger transaction (Article 252 of Law 6404/76), does not apply to this case.

Based on the foregoing, PETROBRAS Board of Directors submits to the high consideration and resolution of the Shareholders' Meeting the proposal for the Sale 90% (ninety percent) of the stake held by Petrobras in Nova Transportadora do Sudeste – NTS (“NTS”) to Nova Infraestrutura Fundo de Investimento em Participações (private equity investment fund managed by Brookfield Brasil Asset Management Investimentos Ltda.) immediately after the conclusion of the corporate reorganization described above.

Attached: copy of the Fairness Opinions and Valuation Reports.

Santander
GLOBAL CORPORATE BANKING

São Paulo, 06 de setembro de 2016

Ao Conselho de Administração da Petróleo Brasileiro S.A. - Petrobras

Senhores,

O Banco Santander (Brasil) S.A. ("Santander") foi contratado pela Petróleo Brasileiro S.A. - Petrobras ("Contratante"), no âmbito do Contrato para Prestação de Serviços de Assessoria Financeira e de Mercado celebrado entre Santander e Contratante em 11 de julho de 2014 ("Contrato"), para expressar à Contratante o entendimento do Santander acerca do valor de *equity value* (conforme definido abaixo) de US$5.194.029.850,75 (cinco bilhões, cento e noventa e quatro milhões, vinte e nove mil, oitocentos e cinquenta dólares norte americanos e setenta e cinco centavos) dos quais US$4.343.283.582,09 (quatro bilhões, trezentos e quarenta e três milhões, duzentos e oitenta e três mil, quinhentos e oitenta e dois dólares norte americanos e nove centavos) a serem pagos no fechamento da Operação, conforme definido abaixo, e US$850.746.268,66 (oitocentos e cinquenta milhões, setecentos e quarenta e seis mil, duzentos e sessenta e oito dólares americanos e sessenta e seis centavos) após 5 (cinco) anos completos do fechamento da Operação ("Preço Ofertado"), para a alienação de sua participação indireta de 90% (noventa por cento) do capital social votante da Nova Transportadora do Sudeste - NTS ("NTS" ou "Companhia"), alienada direta ou indiretamente pela Contratante, ao consórcio liderado por Brookfield Infrastructure Group ("Consorcio Brookfield", ou "Compradora") ("Operação"), que será deliberada pelo Conselho de Administração da Contratante.

Como parte do Contrato celebrado entre a Contratante e o Santander, a Contratante solicitou ao Santander que emitisse a presente opinião, estritamente sob o ponto de vista financeiro, acerca do preço de aquisição a ser pago à Contratante, no âmbito da Operação, para o uso exclusivo da Diretoria Executiva e do Conselho de Administração da Contratante ("*fairness opinion*").

O Santander informa que, considerando seu envolvimento com uma vasta gama de atividades peculiares ao seu objeto social, das quais podem surgir eventuais conflitos de interesse, adota práticas e procedimentos para restringir o fluxo de informações e

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BANCO SANTANDER (BRASIL) S/A
Adriana Bastos
DIRETORIA JURÍDICA

13

Santander
GLOBAL CORPORATE BANKING

b) informações comerciais, financeiras e operacionais históricas preparadas pela Companhia e encaminhadas pela Companhia e pela Contratante relativas à Companhia; e

c) contratos societários e operacionais nos quais a Contratante é parte do contrato, incluindo, mas não se limitando a, contratos de transporte de gás, os quais foram fornecidos pela própria Contratante; e

d) reuniões com a diretoria da Companhia realizadas em diversas oportunidades no mês de julho de 2016 na sede da Contratante, localizada na Av. República do Chile, 65, Rio de Janeiro - RJ; e

e) premissas financeiras e operacionais, preparadas pela Companhia e fornecidas pela Companhia e pela Contratante, relativas à Companhia.

Para realização da Avaliação, o Santander estimou o valor total do patrimônio ou capital social objeto da Operação, ou seja, 100% (cem por cento) das ações emitidas da Companhia, na data base de 31 de dezembro de 2016, usualmente referido por "*equity value*".

A metodologia adotada pelo Santander para a Avaliação foi a de fluxo de dividendos descontados (FDD). Consideramos a metodologia de FDD a mais apropriada, pois captura a expectativa de crescimento, lucratividade e a capacidade de geração da caixa da Companhia no longo prazo. Destacamos que a aplicabilidade das demais metodologias de avaliação, tais como múltiplos de companhias listadas comparáveis ou múltiplos de transações comparáveis, é limitada, primeiramente, devido à ausência de companhias e transações realmente comparáveis e, por fim, por pressupor que a Companhia apresenta perspectivas de crescimento, lucratividade, geração de caixa e eficiência operacional semelhante às empresas ou transações comparáveis. Apesar de fatos e eventos subsequentes à presente data poderem afetar a Avaliação e consequentemente a presente *fairness opinion*, o Santander não assumiu qualquer obrigação de atualizá-la, revisá-la ou revoga-la em decorrência de qualquer desdobramento posterior, ou por qualquer outra razão.

A Companhia foi avaliada como operação independente (*stand alone*) e, portanto, os resultados da Avaliação e o entendimento expresso nesta *fairness opinion* não incluem benefícios ou perdas operacionais, fiscais ou de outra natureza, nem sequer contemplam eventuais sinergias que possam advir da Operação ou custos relacionados ou decorrentes da Operação, ou que eventualmente possam ser gerados a partir da consumação da

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BANCO SANTANDER (BRASIL) S/A
Adriana Bastos
DIRETORIA JURÍDICA

15

Santander
GLOBAL CORPORATE BANKING

O Santander assumiu como verdadeiras, corretas e completas todas as Informações, sem qualquer verificação independente (nem assumiu responsabilidade ou obrigação de realizar qualquer verificação independente) ou realização de auditoria, seja de natureza legal, contábil ou financeira nas empresas envolvidas na Operação. O Santander, portanto, não assume qualquer responsabilidade pela exatidão, veracidade, integridade, consistência, suficiência e precisão dessas Informações, inclusive, mas sem limitação, dos demonstrativos relacionados às projeções ou previsões da Companhia e de suas afiliadas, das premissas e estimativas nas quais esses demonstrativos e projeções se basearam e das informações discutidas com a administração da Contratante e a administração da Companhia. O Santander não realizou (i) qualquer avaliação dos ativos e passivos (contingentes ou não) da Companhia e de suas afiliadas; (ii) revisão ou auditoria das demonstrações financeiras da Companhia e de suas afiliadas, e do endividamento líquido; (iii) auditoria técnica das operações da Companhia e de suas afiliadas; (iv) avaliação da solvência ou valor justo da Companhia e de suas afiliadas, de acordo com qualquer legislação estadual ou federal relacionada à falência, insolvência ou questões similares; (v) qualquer inspeção física das propriedades, instalações ou ativos da Companhia e de suas afiliadas; ou (vi) qualquer auditoria de natureza jurídica, contábil ou financeira na Companhia ou qualquer de suas afiliadas.

O Santander presume e confia na exatidão, veracidade, integridade, consistência, suficiência e precisão de todas as Informações que lhe foram fornecidas ou de alguma forma disponibilizadas pela Companhia e pela Contratante ou discutidas com a administração da Companhia e da Contratante. O Santander foi informado pela Companhia que todas as Informações fornecidas ao Santander ou de alguma forma disponibilizadas ou discutidas com o Santander são corretas, que todas as projeções financeiras discutidas com o Santander foram preparadas de forma razoável, de boa-fé e que refletem as melhores estimativas e avaliações na época em que foram disponibilizadas e que, entre a presente data e a data da entrega das Informações, não houve qualquer alteração material nos negócios, na situação financeira, nos ativos, passivos, nas perspectivas de negócio, transações comerciais ou no número de ações ou opções da Companhia, suas afiliadas diretas e indiretas, assim como de qualquer outro evento significativo que pudesse trazer fatos novos ou pudesse, de qualquer modo, alterar as Informações e projeções financeiras fornecidas ao Santander ou de alguma forma disponibilizadas ou discutidas com o Santander, ou torná-las incorretas em quaisquer aspectos materiais ou que poderia afetar as conclusões apresentadas na Avaliação.

O Santander não faz, nem fará, expressa ou implicitamente, qualquer representação, declaração ou garantia em relação às Informações (incluindo as projeções ou previsões da Companhia, as premissas e estimativas nas quais essas projeções e previsões se basearam

- 5 -

BANCO SANTANDER (BRASIL) S/A
Adriana Bastos
DIRETORIA JURÍDICA

17

Santander
GLOBAL CORPORATE BANKING

e as informações discutidas com a administração da Contratante e a administração da Companhia) utilizadas para a elaboração da Avaliação, tampouco assume qualquer responsabilidade ou obrigação de indenizar em razão do conteúdo dessas Informações, as quais são de única e exclusiva responsabilidade da Contratante. O Santander não se responsabiliza por danos ou perdas diretas ou indiretas ou lucros cessantes eventualmente decorrentes do uso da Avaliação ou desta *fairness opinion*, sem prejuizo do disposto na Cláusula Décima Terceira do Contrato.

O Santander não prestou assessoria legal, regulatória, fiscal, contábil ou atuarial com relação à Operação e, portanto, não assume qualquer obrigação ou responsabilidade quanto a tais matérias, ou qualquer aspecto que não esteja descrito no escopo desta *fairness opinion*.

O Santander não expressa através da Avaliação e desta *fairness opinion* qualquer juízo com relação à distribuição do valor econômico entre as diversas espécies e/ ou classes de ações da Companhia.

A Avaliação e esta *fairness opinion* não constituem uma recomendação à administração da Contratante, aos seus acionistas ou a qualquer terceiro, como também não se destinam a embasar qualquer decisão de investimento. O Santander tampouco realizou qualquer análise quanto à validade, vigência e eficácia jurídica dos instrumentos da Operação.

Ademais, a contratação do Santander para os fins desta *fairness opinion* adota a premissa de que o preço total da Operação é adequado para a Companhia se estiver inserido dentro do intervalo de valor resultante da Avaliação.

Esta *fairness opinion* é estritamente baseada em condições financeiras, econômicas, monetárias e de mercado adotadas pelo Santander, e nas Informações que nos foram disponibilizadas. O Santander não está obrigado a, a qualquer tempo, atualizar, revisar, corrigir, complementar ou reafirmar qualquer informação contida na Avaliação ou nesta *fairness opinion* , ou a fornecer qualquer informação adicional relacionada à Avaliação ou a esta *fairness opinion* .

Outras avaliações de empresas e setores elaborados também pelo Santander poderão tratar premissas de mercado de modo diferente da abordagem feita na Avaliação e nesta *fairness opinion* , de forma que os departamentos de pesquisa e outros departamentos do Santander e empresas relacionadas podem utilizar em suas análises, relatórios e publicações, estimativas, projeções e metodologias diferentes daquelas

- 6 -

BANCO SANTANDER (BRASIL) S/A
Adriana Bastos
DIRETORIA JURÍDICA

18

CRÉDIT AGRICOLE
CORPORATE & INVESTMENT BANK

It is agreed that this letter is for the exclusive use of the Board of Directors of Petrobras only in connection with its consideration of the Proposed Acquisition. This letter is not issued pursuant to or as a result of the existence of any regulation, law or any particular Stock Market regulation (including the Brazilian "Lei das Sociedades Anônimas – Lei 6.404/76", and its amendments) possibly applicable in the context of the Proposed Acquisition, and cannot be used as an independent appraisal in particular vis-à-vis the public or any authorities. Furthermore, this letter is not intended to be, and does not constitute any recommendation in relation to the Proposed Acquisition.

This letter is confidential and its content may not be disclosed to any person without our prior consent and it is not to be quoted or referred to, in whole or in part, nor shall this letter be used for any other purposes, without our prior written consent.

Based upon and subject to the foregoing, it is our opinion that, as of December 31st, 2016, the Acquisition Price is fair to Petrobras from a financial point of view.

This letter was submitted and approved by our internal committees.

This present opinion was prepared both in English and in Portuguese and the English version shall prevail in all occasions.

Yours Faithfully,

Banco Crédit Agricole Brasil S.A.

Marco Aurélio Ponce
Gerente Geral de Controladoria
Banco Credit Agricole Brasil SA

**Edson Cremonesi**
General Manager

CRÉDIT AGRICOLE
Legal
BRASIL

22

CONFIDENTIAL

# NTS financial projections (cont'd)

Average tariff by GTA (R$ / '000 m³)
Malha SE GTA
'16E – '25E CAGR: 5%
GTA renewal and 78% reduction in tariff
'26E – '39E CAGR: 5%
Authorization ends
69 73 77 81 85 89 93 98 102 107 24 25 26 27 28 30 31 32 34 35 37 38 40 42 0 0
16E 17E 18E 19E 20E 21E 22E 23E 24E 25E 26E 27E 28E 29E 30E 31E 32E 33E 34E 35E 36E 37E 38E 39E 40E 41E
Malha SE II GTA
'16E – '31E CAGR: 4%
GTA renewal and 90% reduction in tariff
'32E – '41E CAGR: 4%
Authorization ends
74 66 69 73 76 80 84 88 92 96 100 105 110 114 119 125 13 13 14 14 15 16 16 17 18 19
16E 17E 18E 19E 20E 21E 22E 23E 24E 25E 26E 27E 28E 29E 30E 31E 32E 33E 34E 35E 36E 37E 38E 39E 40E 41E
Paulínia-Jacutinga GTA
'16E – '29E CAGR: 5%
GTA renewal and 85% reduction in tariff
'30E – '39E CAGR: 5%
Authorization ends
60 64 68 71 74 77 81 85 89 93 97 102 107 111 17 17 18 19 20 21 22 23 24 25 0 0
16E 17E 18E 19E 20E 21E 22E 23E 24E 25E 26E 27E 28E 29E 30E 31E 32E 33E 34E 35E 36E 37E 38E 39E 40E 41E
Gasduc III GTA
'16E – '30E CAGR: 5%
GTA renewal and 74% reduction in tariff
'31E – '40E CAGR: 5%
Authorization ends
52 55 58 61 64 67 70 73 77 81 84 88 92 96 100 26 27 28 30 31 32 34 35 37 39 0
16E 17E 18E 19E 20E 21E 22E 23E 24E 25E 26E 27E 28E 29E 30E 31E 32E 33E 34E 35E 36E 37E 38E 39E 40E 41E
Gastau GTA
'16E – '31E CAGR: 4%
GTA renewal and 85% reduction in tariff
'32E – '41E CAGR: 4%
Authorization ends
90 95 101 106 111 115 121 127 133 139 145 152 159 166 173 166 26 27 28 29 31 32 33 35 36 37
16E 17E 18E 19E 20E 21E 22E 23E 24E 25E 26E 27E 28E 29E 30E 31E 32E 33E 34E 35E 36E 37E 38E 39E 40E 41E

Source: Management estimates

PROJECT NORONHA - VALUATION PRESENTATION
PETROBRAS
5
J.P.Morgan
28

CONFIDENTIAL

# Discounted cash flow analysis

## Free cash flow (R$mm, unless otherwise noted)

| | | Projection period | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| In R$mm | 2016E | 2017E | 2018E | 2019E | 2020E | 2021E | 2022E | 2023E | 2024E | 2025E | 2031E | 2036E | 2041E |
| **Net revenues** | **3,954** | **3,961** | **4,186** | **4,401** | **4,616** | **4,811** | **5,047** | **5,299** | **5,558** | **5,793** | **4,340** | **1,597** | **610** |
| *% growth* | - | *0.2%* | *5.7%* | *5.1%* | *4.9%* | *4.2%* | *4.9%* | *5.0%* | *4.9%* | *4.2%* | *(19.1%)* | *4.8%* | *(47.2%)* |
| **EBITDA** | **3,481** | **3,670** | **3,882** | **4,087** | **4,289** | **4,467** | **4,687** | **4,924** | **5,167** | **5,384** | **3,784** | **862** | **311** |
| *% margin* | *88.0%* | *92.6%* | *92.7%* | *92.9%* | *92.9%* | *92.8%* | *92.9%* | *92.9%* | *93.0%* | *93.0%* | *87.2%* | *54.0%* | *51.0%* |
| (-) D&A | (381) | (383) | (387) | (390) | (391) | (391) | (392) | (393) | (394) | (396) | (403) | (408) | (161) |
| **EBIT** | **3,100** | **3,287** | **3,495** | **3,697** | **3,898** | **4,076** | **4,295** | **4,531** | **4,772** | **4,989** | **3,381** | **454** | **150** |
| (-) Taxes | | (800) | (867) | (934) | (1,002) | (1,062) | (1,429) | (1,625) | (1,723) | (1,806) | (1,269) | (275) | (88) |
| *% tax rate (over taxable base)* | | *34.0%* | *34.0%* | *34.0%* | *34.0%* | *34.0%* | *34.0%* | *34.0%* | *34.0%* | *34.0%* | *34.0%* | *34.0%* | *34.0%* |
| **NOPAT** | | **2,487** | **2,628** | **2,763** | **2,897** | **3,014** | **2,866** | **2,905** | **3,050** | **3,183** | **2,112** | **179** | **61** |
| (+) D&A | | 383 | 387 | 390 | 391 | 391 | 392 | 393 | 394 | 396 | 403 | 408 | 161 |
| (-) Capex | | (140) | (93) | (19) | (5) | (34) | (34) | (35) | (35) | (35) | (38) | (40) | (8) |
| (+) Residual value | | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 730 |
| (+/-) Change in NWC | | 5 | (30) | (29) | (29) | (26) | (32) | (34) | (35) | (32) | 143 | (9) | 156 |
| **FCFF (R$mm)** | | **2,736** | **2,892** | **3,105** | **3,254** | **3,345** | **3,192** | **3,230** | **3,374** | **3,512** | **2,620** | **538** | **1,100** |
| *Average FX (R$/USD)[1]* | | *3.70* | *3.90* | *4.00* | *4.10* | *4.20* | *4.30* | *4.41* | *4.52* | *4.63* | *5.35* | *6.04* | *6.82* |
| **FCFF (US$mm)** | | **739** | **741** | **776** | **794** | **797** | **742** | **733** | **747** | **759** | **490** | **89** | **161** |

### Firm value (US$mm)

| WACC | |
|---|---|
| 11.0% | 5,589 |
| 12.0% | 5,318 |
| 13.0% | 5,070 |
| 14.0% | 4,843 |
| 15.0% | 4,633 |

### Firm value (R$mm)[2]

| WACC | |
|---|---|
| 11.0% | 19,561 |
| 12.0% | 18,613 |
| 13.0% | 17,746 |
| 14.0% | 16,949 |
| 15.0% | 16,216 |

### FV/EBITDA 2016E (LTM)[3]

| WACC | |
|---|---|
| 11.0% | 5.6x |
| 12.0% | 5.3x |
| 13.0% | 5.1x |
| 14.0% | 4.9x |
| 15.0% | 4.7x |

### FV/EBITDA 2017E (1-yr fwd)[3]

| WACC | |
|---|---|
| 11.0% | 5.3x |
| 12.0% | 5.1x |
| 13.0% | 4.8x |
| 14.0% | 4.6x |
| 15.0% | 4.4x |

**J.P. Morgan suggested Firm Value range: R$16,216mm – R$19,561mm**

Source: Management estimates
[1] Based on J.P. Morgan's estimate for 2017 and purchase power parity methodology for 2018 onwards
[2] Firm value in US$ converted to R$ based on J.P. Morgan's 2016 estimated eop FX of R$3.5/US$
[3] Assumes valuation date as of Dec. 31st, 2016

PROJECT NORONHA - VALUATION PRESENTATION
PETROBRAS
10
J.P.Morgan
33

Bradesco BBI

OPINIÃO DO BRADESCO BBI

Ao

Conselho de Administração
Petróleo Brasileiro S.A. – PETROBRAS
Avenida República do Chile, 65, 22º Andar
Rio de Janeiro – RJ
Brasil

**Estritamente Privado e Confidencial**

São Paulo, 12 de setembro de 2016.

Prezados Senhores:

1. O Banco Bradesco BBI S.A. ("Bradesco BBI") foi contratado pela Petróleo Brasileiro S.A. – Petrobras ("Petrobras" ou "Companhia") para emitir a presente opinião sob o ponto de vista econômico-financeiro ("Opinião") acerca do montante a ser recebido pela Petrobras em decorrência da possível alienação de 90% de suas ações representativas do capital social da Nova Transportadora do Sudeste S.A. ("NTS") para o consórcio Brookfield, formado, hoje, pela Brookfield Asset Management Inc. (em conjunto com suas afiliadas e veículos geridos), British Columbia Investment Management Corporation, CIC Capital Corporation (subsidiária integral da China Investment Corporation) e GIC Infra Holdings Pte. Ltd. (em conjunto, "Consórcio Brookfield" ou "Comprador"), nos termos da minuta do Contrato de Compra e Venda de Ações e Outras Avenças e seus anexos elaborados e disponibilizados na Data de Disponibilização, abaixo definida ("Contrato de Compra e Venda de Ações") ("CCVA") ("Transação").

2. Esta carta foi preparada exclusivamente para benefício da Diretoria ("Diretoria") e do Conselho de Administração ("Conselho") da Companhia, bem como seus respectivos comitês de assessoramento, não devendo ser utilizada, divulgada, encaminhada, reproduzida e/ou mencionada, total ou parcialmente, em qualquer hipótese e de qualquer forma, para terceiros e/ou para qualquer outra finalidade, sem a prévia e expressa anuência por escrito do Bradesco BBI, com exceção das hipóteses de requisição expressa por órgãos governamentais (administrativos, judiciais ou regulatórios) conforme determinação legal, situação que deverá ser imediatamente notificada ao Bradesco BBI por ocasião de ciência desta. Para evitar dúvidas, nenhuma outra pessoa além dos membros da Diretoria e do Conselho de Administração da Companhia está autorizada a utilizar quaisquer opiniões ou declarações do Bradesco BBI constantes desta Opinião e/ou fazer qualquer referência ao Bradesco BBI no âmbito da Transação.

3. Para emitir esta Opinião o Bradesco BBI conta com sua experiência e conhecimento em operações de natureza semelhante, tendo em vista que como parte de suas atividades de banco de investimento, o Bradesco BBI está continuamente envolvido na avaliação de negócios relacionados a fusões e aquisições, alienações e outras operações societárias, incluindo aquisição de controle societário, de participações minoritárias, bem como outros investimentos ou ativos.

## I. DOCUMENTOS DA OPINIÃO

4. Para emitir a presente Opinião, consideramos e analisamos, exclusivamente, o Memorando de Informações da NTS, as demonstrações financeiras e operacionais projetadas da NTS pós-reestruturação para a data de 31 de Dezembro de 2016, o CCVA, assim como demais informações, projeções e documentos fornecidos pela Companhia, todos disponibilizados por esta no *data room* virtual ("VDR") ("Documentos da Opinião"), conforme listados abaixo, com a indicação das pastas e datas que foram disponibilizados no VDR ("Data de Disponibilização"):

| Documentos da Opinião | Data da Disponibilização |
|---|---|
| Informações financeiras gerenciais históricas da NTS – VDR, pasta 2.1.5.1.31 | 13/07/2016 |
| Contratos de transporte de gás (GTAs) – VDR, pasta 2.1.3.1 | 13/07/2016 |
| Memorando de Informações da NTS – VDR, pasta 8.1 | 13/07/2016 |
| Plano de Negócios da NTS, incluindo informações da empresa reestruturada em 31 de dezembro de 2016, estrutura de ativos, capital de giro e suas projeções financeiras e operacionais – VDR, pasta 8.3 | 14/07/2016 |
| Minuta do Acordo de Compra e Venda de Ações de 02/09/2016 e seus anexos disponibilizados na Data de Disponibilização – VDR, pasta 8.6.3 | 03/09/2016 |

BRADESCO BBI JURÍDICO

CONFIDENCIAL

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Bradesco BBI OPINIÃO DO BRADESCO BBI

5. Adicionalmente, conduzimos interações com executivos e administradores da Companhia a respeito: (i) da Transação e do negócio; (ii) do objeto social da NTS; (iii) das operações e ativos atuais da NTS e como estes estarão organizados na data da Transação; (iv) do histórico de expansão, investimento, passivos e perfil do endividamento da NTS; (v) das alíquotas tributárias e benefícios fiscais, taxas de depreciação fiscal e contábil e revisões tarifárias da NTS; e (vi) das perspectivas para o futuro da NTS, incluindo, mas não se limitando ao formato organizacional pós-reestruturação, às projeções de longo prazo, tais como volumes, tarifas e comportamento dos custos fixos e variáveis. As premissas e projeções de longo prazo utilizadas foram fornecidas pela Companhia e amplamente discutidas e validadas junto aos seus executivos e administradores, que concordaram com o Bradesco BBI quanto à sua razoabilidade e aplicabilidade para os fins de nossa análise.

6. Com base nas informações mencionadas nesta Opinião, o Bradesco BBI analisou diversas metodologias de avaliação e concluiu que o fluxo de caixa descontado é a que melhor se aplica para avaliar o valor econômico-financeiro da NTS. A análise detalhada por fluxo de caixa descontado encontra-se em relatório de avaliação datado de 12 de setembro de 2016 entregue à Companhia juntamente com esta Opinião.

7. Nossa Opinião também levou em consideração os seguintes fatores e premissas: (i) que a reorganização societária da NTS, conforme prevista no Anexo 8.5 do CCVA, será implementada, como descrita, de modo que a NTS possuirá controle de 100% (cem por cento) dos gasodutos, nomeadamente: Gasduc III, Malha SE, Malha SE II, Paulínia-Jacutinga, Gastau e a posição estimada das contas de Caixa, Contas a Receber, Imobilizado, Contas a Pagar, Empréstimos, e Capital Social (calculado por diferença) da NTS em 31 de dezembro de 2016, data esperada para conclusão da Transação ("Data de Fechamento") será conforme descrito no documento 8.3.12 do VDR ("Reorganização") e no CCVA; (ii) que a Transação será consumada de acordo com seus termos, sem quaisquer renúncias, modificações ou aditamentos em quaisquer termos, condições ou acordos, exceto os já indicados nos Documentos da Opinião nas Datas da Disponibilização, e que, no curso do processo de obtenção das necessárias aprovações, consentimentos ou autorizações regulatórias ou de terceiros para a Transação, não será imposto nenhum atraso, limitação, restrição, multa, penalidade, condições financeiras menos favoráveis que as existentes ou condição que possa causar um efeito adverso à NTS ou à Transação; (iii) que as alterações de contratos da NTS, suas aprovações por órgãos competentes, manutenções de base de ativos e demais variáveis mencionadas no CCVA, que atualmente não possuem impacto quantificado na avaliação econômico-financeira da Transação, não foram consideradas na presente Opinião; e (iv) que os termos finais do CCVA não irão variar dos termos estabelecidos nas minutas analisadas por nós.

## II. PREMISSAS E RESSALVAS

8. A Opinião proferida pelo Bradesco BBI abrange somente aspectos econômico-financeiros não alcançando, portanto, de forma alguma, a realização de *due diligence* ou qualquer análise ou verificação de informações técnica, comercial, operacional, legal (incluindo todos os aspectos tributários, cíveis, trabalhistas, ambientais, concorrenciais, imobiliários, criminais e societários), fiscal, contábil (todas fornecidas pela Companhia) ou qualquer outro aspecto do qual possa decorrer qualquer passivo que não os aspectos econômico-financeiros efetivamente analisados pelo Bradesco BBI previstos nos Documentos da Opinião. Assim o Bradesco BBI não assumiu, e não assume, qualquer responsabilidade por quaisquer pareceres técnicos ou opiniões em relação a esses assuntos e aspectos, preparados e contratados pela NTS e/ou suas sociedades coligadas e controlada e/ou pela Companhia, com relação à Transação ou aos ativos da NTS e/ou suas sociedades coligadas e controlada, e elaborados por terceiros. Adicionalmente, não conduzimos qualquer inspeção, técnica ou não, presencial ou remota, nas propriedades, instalações ou ativos da NTS.

9. O Bradesco BBI acreditou e assumiu, sem conduzir qualquer verificação independente, que as informações fornecidas pela Companhia e/ou suas subsidiárias e/ou coligadas e seus representantes, e que foram utilizadas para chegar à sua conclusão, são completas, verdadeiras, corretas, precisas e fidedignas, bem como foram aprovadas e os respectivos documentos celebrados, quando necessários, pelos órgãos competentes e representantes legais das partes envolvidas. O Bradesco BBI não assume qualquer responsabilidade pela veracidade, autenticidade, exatidão, abrangência e completude destas informações. Para chegar à nossa Opinião, não realizamos qualquer avaliação independente sobre qualquer assunto relacionado aos ativos da Transação e não nos foi fornecido laudo dos ativos e passivos da NTS.

10. Apesar de certos aspectos da Transação estarem sumarizados nesta Opinião, os termos e condições da Transação estão descritos na íntegra no CCVA. Como resultado, a descrição da Transação e outras informações contidas nesta Opinião são mencionadas como referência às informações constantes no CCVA.

11. Assumimos como premissa (sem efetuar qualquer indagação e/ou verificação independente) que todos os documentos e informações que nos foram disponibilizados pela Companhia e/ou suas sociedades coligadas e controlada, para elaboração da Opinião, oralmente ou por escrito, representam toda a informação relevante sobre as questões que foram por nós apresentadas para fins de avaliação da adequação do valor da Transação sob um ponto de vista econômico-financeiro, não havendo qualquer outra informação ou fato relevante que não nos tenha sido disponibilizada ou que nos tenha sido omitida.

12. Adicionalmente, fomos informados pela administração da Companhia que as projeções financeiras e operacionais que nos foram fornecidas, ou que foram analisadas por nós e discutidas com a Companhia, foram preparadas em bases que refletem as melhores estimativas atualmente disponíveis e o melhor juízo da administração da Companhia quanto ao futuro desempenho financeiro e operacional da NTS.

CONFIDENCIAL 2 / 4

BRADESCO PER JURIDICO

37

Bradesco BBI

OPINIÃO DO BRADESCO BBI

13. O Bradesco BBI declara expressamente não ter qualquer responsabilidade de atualizar e/ou informar a Companhia, o Consórcio Brookfield e/ou a NTS (ou qualquer outra parte envolvida na Transação) sobre qualquer desenvolvimento ou circunstância de qualquer tipo, e **especialmente quando relacionada à celebração da versão final do CCVA**, uma vez que a presente análise levou em consideração a Minuta recebida em 03 de setembro de 2016, bem como qualquer outro fato que possa ocorrer **após** a data de emissão da Opinião, mesmo que tal desenvolvimento, circunstância ou mudança (de qualquer gênero) seja ou não de conhecimento do Bradesco BBI e possa afetar sua análise, conclusões ou qualquer outra questão relacionada à Opinião. Adicionalmente, assumimos como premissa que a conclusão da Transação ocorrerá na Data de Fechamento, e, portanto, não considera quaisquer efeitos que poderiam ocorrer em razão da antecipação ou postergação de tal data.

14. O Bradesco BBI não foi solicitado a fornecer, nem forneceu, qualquer recomendação referente à estrutura da Transação, seu sucesso ou insucesso, ao montante específico a ser recebido pela Petrobras em razão da Transação, ou a quaisquer outros aspectos da Transação, bem como, não levou em consideração para emissão desta Opinião, a adequação da estrutura proposta para a Transação, incluindo, mas a tanto não se limitando, as adequações das condições precedentes para a conclusão da Transação, arranjos de negociação de dívidas, aditivos, *waivers*, modificações e/ou celebrações de qualquer contrato financeiro, operacional, societário, dentre outros. O Bradesco BBI não prestou qualquer outro serviço no âmbito da Transação além da elaboração desta Opinião. O Bradesco BBI não participou nas discussões e negociações entre a Petrobras, NTS, Comprador e as outras partes do CCVA, com respeito aos termos e condições da Transação, nem participou de qualquer forma na elaboração, discussão ou revisão de quaisquer documentos da Transação, incluindo, mas a tanto não se limitando, os Documentos da Opinião.

15. Nossa Opinião é necessariamente baseada nas condições e circunstâncias econômicas, de mercado e outras existentes na data de hoje (incluindo, mas não limitado à taxa de câmbio, taxa de juros, taxa de inflação, custo de capital e crescimento do PIB), e devem ser avaliadas única e exclusivamente na data desta Opinião. Deste modo, eventos subsequentes podem afetar esta Opinião e o Bradesco BBI não se obriga a atualizar, revisar ou reafirmar esta Opinião, em especial, mas a tanto não se limitando, nos termos do item 14 acima.

16. Por fim, não expressamos nosso ponto de vista sobre os méritos da Transação quando comparada a quaisquer outras estratégias ou alternativas de negócio que possam existir ou estar disponíveis para a NTS e/ou para a Companhia ou o efeito de qualquer outra transação na qual a NTS poderia participar, bem como com relação à causa da decisão de negócios da Companhia em prosseguir com ou realizar a Transação.

## III. CONSIDERAÇÃO E OPINIÃO

17. Nos termos do CCVA, o Comprador concordou em pagar um montante total de US$ 3.552.238.805,97 (três bilhões, quinhentos e cinquenta e dois milhões, duzentos e trinta e oito mil oitocentos e cinco Dólares Americanos e noventa e sete centavos) convertido em Real na Data de Fechamento por 90% das Ações da NTS, dos quais US$ 2.701.492.537,31 (dois bilhões, setecentos e um milhões, quatrocentos e noventa e dois mil quinhentos e trinta e sete Reais e trinta e um centavos) serão pagos na Data de Fechamento e US$ 850.746.268,66 (oitocentos e cinquenta milhões, setecentos e quarenta e seis mil, duzentos e sessenta e oito Dólares Americanos e sessenta e seis centavos) serão pagos no quinto aniversário da Data de Fechamento (a "Consideração"). A Consideração tem como referência uma dívida equivalente a US$1.641.791.044,78 (um bilhão, seiscentos e quarenta e um milhões, setecentos e noventa e um mil e quarenta e quatro Dólares Americanos e setenta e oito centavos) e posição de caixa de R$ 375.000.000,00 (trezentos e setenta e cinco milhões de Reais). Esta Consideração equivale a R$ 11.580.298.507,46 (onze bilhões, quinhentos e oitenta milhões, duzentos e noventa e oito mil quinhentos e sete Reais e quarenta e seis centavos), utilizando a projeção de taxa de câmbio de 3,26 Reais por 1 Dólar Americano para 31 de dezembro de 2016, disponibilizada pelo relatório Focus do Banco Central do Brasil em 6 de setembro de 2016.

18. Sujeito ao exposto acima e as demais considerações desta carta, em nossa opinião, e na presente data, a Consideração proposta para esta Transação, sob o ponto de vista econômico-financeiro, e considerando a conclusão da Transação na Data de Fechamento, é justa de acordo com os padrões de mercado.

19. Esta Opinião foi preparada exclusivamente em português e, caso venha a ser traduzida para outro idioma, a versão em português deverá prevalecer para todos os efeitos.

## IV. DISPOSIÇÕES FINAIS

20. Esta Opinião, incluindo, sem limitação, suas análises e conclusões, bem como todo e qualquer serviço prestado pelo Bradesco BBI no âmbito dos serviços prestados à Companhia não foi preparada com o propósito de cumprir qualquer lei, regulamentação societária ou de mercado de capitais, normas ou exigências promulgadas ou impostas por qualquer autoridade governamental da República Federativa do Brasil ou de qualquer outra jurisdição, ou obrigação contratual assumida pela Companhia, e não deve ser utilizada, lida ou considerada, em qualquer hipótese, como: (i) uma recomendação, explícita ou implícita, a qualquer membro do Conselho ou aos acionistas da Companhia sobre como votar ou agir em relação a qualquer assunto relacionado à Transação; e (ii) um laudo ou relatório de avaliação de qualquer natureza, incluindo, sem limitação, para fins dos artigos 4°, 8°, 226, 256 e 264 da Lei n° 6.404, de 15 de dezembro de 1976, conforme alterada (Lei das Sociedades por Ações), bem como da Instrução CVM n° 319, de 3 de dezembro de 1999, conforme alterada, da Instrução CVM n° 361, de 05 de março de 2002, conforme alterada e da Instrução CVM n° 565, de 15 de junho de 2015.

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Bradesco BBI

OPINIÃO DO BRADESCO BBI

21. O Bradesco BBI será remunerado pela Companhia em relação à prestação dos serviços referentes à elaboração desta Opinião, sendo que os honorários devidos pela Companhia ao Bradesco BBI não estão de qualquer forma vinculados ou sujeitos ao, ou de qualquer forma dependem do resultado, análise ou conclusões desta Opinião ou da efetivação (ou não) da Transação.

22. No curso normal de suas atividades, o Bradesco BBI poderá vir a negociar, diretamente ou por meio de empresas integrantes do seu conglomerado financeiro, valores mobiliários da Companhia, de suas controladas e coligadas, em nome próprio e/ou em nome de seus clientes e, consequentemente, poderá, a qualquer tempo, deter posições compradas ou vendidas com relação aos referidos valores mobiliários, respeitadas as leis aplicáveis.

23. Essa Opinião será regida pelas leis da República Federativa do Brasil. As partes elegem o foro da Cidade de São Paulo, Estado de São Paulo, com renúncia expressa de qualquer outro, por mais privilegiado que seja ou possa vir a ser, como competente para dirimir quaisquer controvérsias daqui decorrentes.

Atenciosamente,

**Banco Bradesco BBI S.A.**

Por: **Rodrigo Portulan**

Por: Pedro Quintão

BRADESCO DEP. JURÍDICO

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EXTRAORDINARY SHAREHOLDERS' MEETING

PRESENTATION TO THE SHAREHOLDERS

ITEM III

Waive of the right to subscribe the convertible debentures to be issued by Nova Transportadora do Sudeste - NTS

In being approved the Sale of 90% (ninety percent) of the stake held by Petrobras in Nova Transportadora do Sudeste – NTS (“NTS”) to Nova Infraestrutura Fundo de Investimento em Participações ("Purchaser"), as proposed in item II of the Agenda, there will be the need to issue convertible debentures, by NTS, to be subscribed by the Purchaser on the date of the transaction's closure, as set forth in the Agreement for the Purchase and Sale of Shares and Other Covenants, signed by PETROBRAS and the Purchaser, to fully replace the current debt of NTS, with Petrobras Global Trading B.V. ("PGT"), in the amount of US$1,641,791,044.78 (one billion, six hundred forty-one million, seven hundred and ninety one thousand, forty-four dollars and seventy-eight cents).

Thus, these debentures will be convertible into shares, the shareholders of NTS, a wholly-owned subsidiary of Petrobras, have the right to subscribe these debentures, pursuant to Article 57, Paragraph 1, of Law 6404/76 (Brazilian Corporations Law ). However, for the completion of the sale and subsequent payment of the debt with NTS, the negotiated transaction establishes that the Buyer will fully subscribe the Debentures. Therefore, Petrobras will waive its preemptive rights for the closure of the sale transaction of the shares of NTS.

Based on the foregoing, Petrobras' Board of Directors submits to the consideration and resolution of the Shareholders' Meeting the proposal to waive the Company's preemptive right to subscribe the debentures to be issued in due course by NTS, as a subsidiary of Petrobras.

EXTRAORDINARY SHAREHOLDERS' MEETING

PRESENTATION TO THE SHAREHOLDERS

ITEM IV

AMENDMENTS PROPOSED TO THE BYLAWS OF PETROBRAS

On September 2015, BM&FBOVESPA released the State-Owned Enterprise Governance Program ("BM&FBOVESPA Program"), with the goal to encourage state-owned enterprises controlled by Public Authorities to improve their corporate governance practices and structures.

In April 28, 2016, at the Extraordinary Shareholders' Meeting, was approved the amendment of the Company's Bylaws, reflecting the new general structure of Petrobras.

In June 30, 2016, Law No. 13,303 was enacted, which provides for the legal bylaws of the publicly-held company, the joint stock company and its subsidiaries, within the Federal Government, the States, the Federal District and the Municipalities. The article 91 of the said Law establishes the deadline of 24 months, from its enactment, to promote the necessary adjustments to comply with the provisions of the Law.

In August 4, 2016, at the General Shareholders Meeting, the proposal for Petrobras' bylaws was approved, contemplating the creation of the new Strategy, Organization and Management System Department and its respective Statutory Technical Committee, among other specific adjustments, given the identification of the need to strengthen the activities concerning the Strategic, Business and Management Plans of Petrobras and their repercussions in the Company, ensuring a greater control of the expenditures and of the investment projects.

However, the current version of Petrobras' Bylaws, approved at the Extraordinary Shareholders' Meeting of August 4, 2016, did not consider the effects of Law No. 13,303, of June 30, 2016. Therefore, some adjustments to the Bylaws' wording will be proposed in order to adjust it to the new requirements of Law No. 13,303, of June 30, 2016. Moreover, it is in the Company's interest to adjust its Bylaws to the requirements of BM&FBOVESPA Program, in order to make its membership and certification possible.

In addition, some opportunities for improvement of the Bylaws' wording were identified, most of them being mere wording adjustments.

Given that the amendment of the Bylaws is under the jurisdiction of the General Shareholders' Meeting, therefore, the proposal is submitted for consideration by the Shareholders' Meeting,

as per the attached copy of the Bylaws, with the amendments proposed highlighted, in order to:

(i) Perform some language adjustments in articles 29, item II, 34, item I, item "b" and section, items "a", "b", "c", "d", "f", "g" and "j" (reordered to "i" in the draft Bylaw), 49 and 52;

(ii) Amend article 18, caput and paragraph 2 to adjust the minimum and maximum number of members of the Board to the reelections according to article 13, itens I and VI of Law No. 13,303, 6/30/2016;

(iii) Include paragraph 5 to article 18 to predict the minimum percentage of independent members of the Board of Directors, in accordance with article 22 of Law No. 13,303, 6/30/2016;

(iv) Amend article 20 to suit the maximum term limit management and election of executive directors laid down in article 13, item VI of law No. 13,303, 6/30/2016;

(v) Amend article 21, caput, to adjust the wording of article 23 of Law No. 13,303, 6/30/2016;

(vi) Amend article 27, paragraph 1 to clarify the competence of the Executive Board for approval of paid leave of Executive Directors;

(vii) Amend article 29, item IV in order to adapt the wording of articles 13, item III and 23 of Law No. 13,303, 6/30/2016;

(viii) Amend article 29, item VII to adapt the wording of articles 8, items IV, V and VII and 18, item III of Law No. 13,303, 6/30/2016;

(ix) Include the item XI to article 29 to suit the wording of article 17 of Law No. 13,303, 6/30/2016 and article 30 of the Program for Corporate Governance of State Controlled Companies of BM&FBovespa; (x) Include item XII to the article 29 to suit the wording of the article 8, items I and VIII of Law No. 13,303, 6/30/2016;

(xi) Include paragraph 2 to article 29, reordering the sole paragraph as paragraph 1, to clarify that if the Appointment Policy intends to impose additional requirements to those laid down in the applicable legislation to the Board of Directors and fiscal Council, such requirements shall be referred for decision in the general shareholding meeting;

(xii) Amend article 30, item I to harmonize the competence to approve the amendment of the basic Plan of Organization ("PBO") with the individual skills of the statutorily defined Executive Directors;

(xiii) Amend article 30, item VIII to suit the wording of article 18, item I of Law No. 13,303, 6/30/2016;

(xiv) Change the sole paragraph of article 30 to suit the wording of article 10 of Law No. 13,303, 6/30/2016;

(xv) Include paragraph 1 to article 33, reordering the sole paragraph as paragraph 2, to suit the wording of article 9, paragraph 4 of Law No. 13,303, 6/30/2016;

(xvi) Amend article 34, item II "e" to enlarge the possibility of the Executive Board to approve corporate guidelines, including rules of delegation;

(xvii) Delete article 34, item II, the item "h", reordering paragraphs following the editorial adjustment proposed to articles 29, item II and 34, item I, item "b", whereas the Annual Business Plan is, in fact, contained in the Annual Plan Expenditures and Investments, whose approval is of competence of the Board of Directors, and not of the Executive Board;

(xviii) Include a new item "j" in item (II) of article 34, to transfer, to the Executive Board, previously delegated competence individually to the Chief Financial Officer and Investor Relations;

(xix) include paragraph 1 to article 35, reordering the sole paragraph as 2 and items I and II as 3 and 4 to create the Investment and Disinvestment Statutory Technical Committee, which will provide technical support to the Executive Board in these subjects;

(xx) Change reordered paragraphs 2 and 3 of article 35 to adapt the nomenclature of other Statutory Technical Committees and editorial adjustment in view of the new Statutory Technical Committees linked directly to the Executive Board, respectively;

(xxi) Delete article 36, paragraph 1, item I, paragraph 5, items IV and V, paragraph 7, items II and III, reordering the other items as well as include new sections III, IV, VII article 36, paragraph 8, with the respective reordering of other items, and change the item I of article 36, paragraph 7 and the old items IV and VII (reordered to VI and VIII in the Bylaw´s draft) of article 36, paragraph 8, as consequence of internal restructuring of the creation of the Executive Director of Strategy, Organization and Management System;

(xxii) Amend article 36, paragraph 3, item I, paragraph 6, item II and paragraph 9, item VI, due to adjustments identified as necessary after the last Bylaw amendment adopted in August 2016;

(xxiii) Include the item XIII to article 40 to clarify that if the Appointment Policy intends to impose additional requirements to those contained in the legislation applicable to the Board of Directors members and to the Audit Committee, these requirements should be submitted for deliberation at the General Shareholding Meeting;

(xxiv) Amend article 44 to suit the wording of article 13, item VIII of Law No. 13,303, of 06.30.2016.

Specifically with respect to the proposed change in items (ii) and (iv) above, the following should be noted that art. 91 of the Law No. 13,303, of 06.30.2016, established a period of 24 (twenty four) months for adjustment of State-owned enterprises to the new standards.

As the law was published in 6/30/2016, the period of 24 (twenty four) months ends after the Ordinary General Shareholders Meeting from 2018, which will be the next annual General Shareholders Meeting to elect the Board of Directors of Petrobras, which already have unified management period, with completion expected in the General Shareholders Meeting of April 2018.

With regard to the unification of the terms of Executive Directors, this can occur at any moment till 6/29/2018. Whereas the members of the Executive Board were elected and removed at any time, by a resolution of the Board of Directors, their mandates are mismatched, requiring the convening of the meeting of the Board of Directors, after the annual general meeting of 2018, but before 6/29/2018, to elect the new members of the Executive Board.

So, according to art. 25, §1 of the bylaws, the Executive Director whose term of management ends before the ordinary General Meeting in 2018, can remain in office until his successor taking office , without it being considered a violation to a maximum of 2 (two) years established in law No. 13,303, 6/30/2016.

However, if option for the election of new Executive Board member at earlier time happen , this should be alerted that their management ends on the Board of Directors meeting immediately following the annual general meeting of 2018.

The term of the management of all managers that have been elected after the enactment of law No. 13,303, that is, after 6/30/2016, must be considered under the new rules, including for the purposes of the limit of 3 (three) reelections. In turn, the managers elected before 6/30/2016 will not take his management period considered from the first election after the validity of the law nº 13,303, 6/30/2016.

From the election of the new managers in 2018, alternate members, in attention to the rule of paragraph 1 of article 25 of Bylaw, shall complete the term of the replaced, considering this remaining period as their first election.

Attached: a copy of the Bylaws with the proposed amendments highlighted and with a comparative table with the proposed amendments to the Bylaws and their reasoning.

BYLAWS OF PETRÓLEO BRASILEIRO S.A. (PETROBRAS)

Chapter I – Nature, Headquarters and Purpose of the Company

Article 1 – Petróleo Brasileiro S.A. (Petrobras), hereinafter referred to as “Petrobras” or “Company,” is a partially state-owned enterprise, controlled by the Federal Government, of indeterminate duration, to be governed by the terms and conditions of the Corporation Law (Law 6,404 of December 15, 1976) and these Bylaws.

Sole paragraph: The Federal Government will exercise its control by means of the ownership and possession of at least 50% (fifty percent) plus 1 (one) share of the Company’s voting capital.

Article 2 – Petrobras has its headquarters and legal venue in the city of Rio de Janeiro, state of Rio de Janeiro, and it may establish, in Brazil and abroad, subsidiaries, agencies, branches and offices.

Article 3 – The Company’s purpose is the exploration, extraction, refining, processing, sale and transportation of oil from wells, shale or other rocks, oil products, natural gas and other fluid hydrocarbons, in addition to other energy related activities. It may research, develop, produce, transport, distribute and sell all forms of energy, and engage in any other related or similar activities.

Section 1 – The Company will carry out the economic activities related to its corporate purpose in free competition with other companies, in line with market conditions and the other principles and guidelines of Law 9,478 of August 6, 1997 and Law 10,438 of April 26, 2002.

Section 2 – Petrobras may perform any of the activities related to its corporate purpose, directly or through its wholly owned subsidiaries, controlled companies, alone or in association with third parties, in Brazil or abroad..

Chapter II – Capital Ownership, Shares and Shareholders

Article 4 – The capital stock is R$205,431,960,490.52 (two hundred five billion, four hundred thirty-one million, nine hundred sixty thousand, four hundred ninety reais and fifty-two cents), divided into 13,044,496,930 (thirteen billion, forty-four million, four hundred ninety-six thousand, nine hundred thirty) no-par-value shares, of which 7,442,454,142 (seven billion, four hundred forty-two million, four hundred fifty-four thousand, one hundred forty-two) are common shares and 5,602,042,788 (five billion, six hundred two million, forty-two thousand, seven hundred eighty-eight) are preferred shares.

Section 1 – Increases in the capital stock via share issues will be submitted in advance to a General Shareholders’ Meeting for decision making.

Section 2 – If the Board of Directors so decides, the Company may acquire its own shares to keep in the treasury, cancel or subsequently dispose of, up to the amount of the balance of earnings and available reserves, except the minimum legal reserve, without reducing the size of the capital stock, in accordance with prevailing legislation.

Section 3 – The capital stock may be expanded by issuing preferred shares, without maintaining the ratio with common shares, but within the legal limit of two-thirds of the total capital stock, and respecting the preemptive rights of all shareholders.

Article 5 – The Company’s shares will be common shares, with voting rights, and preferred shares, always without voting rights.

Section 1 – Preferred shares may not be converted into common shares, or vice versa.

Section 2 – Preferred shares will have priority in the event of capital reimbursement and the distribution of the 5% (five percent) minimum dividend, calculated on the part of capital represented by this kind of shares, or 3% (three percent) of the equity share value, always with the higher prevailing, participating equally with common shares in capital stock increases arising from the incorporation of reserves and earnings.

Section 3 – Preferred shares will participate non-cumulatively, on equal conditions with the common shares, in the distribution of dividends, whenever they are higher than the minimum percentage as guaranteed to them in the preceding paragraph.

Article 6 – Shares will be paid-in in accordance with the rules established at General Shareholders’ Meetings. In the case of a shareholder's default and irrespective of appeals, the Company may initiate the execution and determine the sale of the shares at that shareholder's expense and risk.

Article 7 – The Company’s shares, all of them book entry shares, will be kept in the name of their holders, in a deposit account at a financial institution authorized by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários, CVM) without the issuance of certificates.

Article 8 – Shareholders will be entitled to dividends every financial year and/or additional payments on shareholders’ equity, which must not be less than 25% (twenty-five percent) of net adjusted earnings, according to the Corporation Law, and divided pro rata by the shares into which the capital of the Company is divided.

Article 9 – Unless decided otherwise at a General Shareholders’ Meeting, the Company will pay the dividends and make the additional payments on shareholders’ equity within 60 (sixty) days following the date they are announced and, in any case, within the corresponding financial year, in accordance with the pertinent legal rules.

Sole paragraph: If so determined by the Board of Directors, the Company may advance amounts to its shareholders as dividends or additional payments on shareholders’ equity, adjusted by the SELIC benchmark interest rate as of the date of actual payment, until the end of the respective financial year, in the manner foreseen in article 204 of Law 6,404 of 1976.

Article 10 – Dividends not claimed by shareholders within 3 (three) years as of the date they were placed at shareholders’ disposal shall prescribe in behalf of the Company.

Article 11 – The amounts of dividends and additional payments on shareholders’ equity, due to the National Treasury and other shareholders, will be subject to financial charges equivalent to the SELIC benchmark interest rate as of the end of the financial year until actual collection or payment, without detriment to the incidence of interest on arrears when such collection does not take place on the date established by a General Shareholders’ Meeting.

Article 12 – In addition to the Federal Government in its capacity as controlling shareholder of the Company, individuals or legal entities, either Brazilian or foreign, resident in Brazil or otherwise, may be shareholders.

Article 13 – Shareholders may be represented at General Shareholders’ Meetings in the manner specified in Article 126 of Law 6,404 of 1976, either by attending them personally, or by previously submitting a statement issued by the depository financial institution together with their identity document or a power of attorney with special powers.

Section 1 – The Federal Government will be represented at the Company’s General Shareholders’ Meetings in accordance with specific federal legislation.

Section 2 – At General Shareholders’ Meetings that elect members of the Board of Directors, the right to vote of shareholders that hold preferred shares is conditional upon compliance with the condition established in Section 6 of article 141 of Law 6,404 of 1976, proving uninterrupted ownership of the shares for a period of at least 3 (three) months immediately prior to the holding of the Meeting.

Chapter III – Wholly Owned Subsidiaries, Controlled Companies and Affiliates

Article 14 – For the strict performance of activities related to its corporate purpose, Petrobras may, according to the authority granted by Law 9,478 of 1997, set up wholly owned subsidiaries as well as associate itself, in a majority and/or minority position, with other companies.

Article 15 – In accordance with Law 9,478 of 1997, Petrobras and its wholly owned subsidiaries, controlled companies and affiliates may acquire shares or quotas in other companies, participate in special purpose entities, and associate themselves with domestic or foreign companies, and constitute with them consortia, either as lead company or otherwise, in order to expand activities, combine technologies and increase investments in activities related to its corporate purpose.

Article 16 – Petrobras’ governance rules and the common corporate rules established by Petrobras, by means of technical, administrative, accounting, financial and legal guidelines, fully apply to its wholly owned subsidiaries and controlled companies, and as far as possible, to affiliates, in line with the decisions of the administrative bodies of each company and the strategic plan approved by Petrobras’ Board of Directors.

Chapter IV – Management of the Company

Section I – Board Members and Executive Directors

Article 17 – Petrobras will be led by a Board of Directors, with decision-making functions, and an Executive Board.

Article 18 – The Board of Directors will consist of between 5 (five) and 10 (ten) members. General Shareholders’ Meetings will be responsible for appointing from among them the Chairman of the Board. The term of office of all members may not exceed 2 (two) years. Members may be reelected.

Section 1 – If the position of the Chairman of the Board becomes vacant, a substitute will be elected at the first ordinary meeting of the Board of Directors, to serve until the next General Shareholders’ Meeting. Section 2 – The member of the Board of Directors appointed in the manner described at the start of this article may be reelected at most 3~~2~~ (three~~wo~~) consecutive times.

Section 3 – In the case of the member of the Board of Directors elected by employees, the reelection limit must comply with prevailing legislation and regulations.

Section 4 – The functions of the Chairman of the Board of Directors and the Company’s Chief Executive Officer may not be held by the same person;~~.~~

Section 5 - The Board of Directors shall be composed by at least of 25% (twenty five percent) of independent members, pursuant to Article 22, Paragraph 1 of Law No. 13.303 of June 30, 2016, or by at least one (1), if decided for the exercise of the multiple voting option by minority shareholders, pursuant to Article 141 of Law No. 6.404 of December 15, 1976.

Article 19 – In the process by which the members of the Board of Directors are elected at General Shareholders’ Meetings, the following rules will be complied with:

I- Minority shareholders are guaranteed the right to elect one board member, if a higher number is not assigned to them by the multiple vote process;

II- Preferred shareholders representing collectively at least 10% (ten percent) of the share capital, excluding the controlling shareholder, are entitled to appoint and remove 1 (one) member of the Board of Directors, in a separate vote at General Shareholders’ Meetings;

III- Whenever, cumulatively, a Board of Directors election occurs by the multiple vote system and the common or preferred shareholders exercise the right to elect a board member, the Federal Government will be entitled to elect as many board members as those elected by the other shareholders and employees, plus one, regardless of the number of board members established in article 18 hereof;

IV- Employees are entitled to appoint one (1) member of the Board of Directors in a separate vote, by direct vote, as provided for in Section 1 of article 2 of Law 12,353 of December 28, 2010.

Article 20 – The Executive Board shall comprise a Chief Executive Officer, chosen by the Board of Directors from among the members, and 7 (seven) Executive Officers elected by the Board of Directors from among

Brazilians residing in the country, with a term of office that may not be longer than ~~3 (three) years , with reelection permitted~~, ~~2 (two) years, with no more than 3 (three) consecutive re-elections allowed~~, and who may be removed at any moment.

Section 1 – In choosing and electing the members of the Executive Board, the Board of Directors must consider their professional qualifications, proven knowledge and specialization in the respective areas of contact in which these managers will operate, in accordance with the Basic Organizational Plan.

Section 2 – The members of the Executive Board will perform their duties on a full-time basis, dedicating themselves exclusively to Petrobras. However, if justified to and approved by the Board of Directors, they may be permitted to simultaneously perform management roles at the Company’s wholly owned subsidiaries, controlled companies and affiliates, and in exceptional cases, to serve on the Board of Directors of other companies.

Article 21 – The installation in an administrative office of the Company must comply with the conditions established by Article 147 and according rules listed by Article 162 of Law No. 6404 of December 15, 1976, as well as those set out in the Appointment Policy, and in Law No. 13303 of June 30, 2016.

Section 1 – It will be prohibited investiture in management positions of those who possess ascendants, descendants or collateral relatives occupying positions on the Board of Directors, Executive Board or the Company's Fiscal Council Board.

Section 2 – The installation of an employee representative on the Board of Directors, a university level degree shall not be required, and will not interfere with the election of the vacancy, which is specifically referred to in Paragraph 2, art. 162 of Law nº 6.404, of 1976.

Article 22 – Members of the Board of Directors and Executive Board will formally by installed in their position by signing a declaration of acceptance of office in the book of minutes of the Board of Directors and Executive Board, respectively.

Section 1 – The declaration of acceptance of office must contain, under penalty of nullity: (i) an indication of at least one domicile where the administrator may receive summonses and subpoenas for administrative and judicial proceedings related to acts they have performed, which will be deemed served by means of delivery at the indicated domicile. This domicile may only be altered through written notice to the Company; (ii) acceptance of contracts that may be entered into by Petrobras with stock exchanges or over-the-counter market entities registered with the Brazilian Securities and Exchange Commission, in order to adopt the corporate governance standards established by these entities, accepting responsibility for compliance with these contracts and the respective regulations for differentiated corporate governance practices, if applicable; and (iii) acceptance of the terms of the arbitration clause set forth in article 58 of these Bylaws and other terms established by legislation and the Company.

Section 2 – The installation of a board member resident or domiciled abroad is conditional upon the appointment of a representative who resides in Brazil, with powers to receive summonses in lawsuits initiated against this member, based on corporate law, by means of a power of attorney valid for at least 3 (three) years after the end of the member’s term of office.

Section 3 – Prior to their installation and also upon departing from office, the members of the Board of Directors and Executive Board will submit a statement of assets, to be filed at the Company.

Article 23 – The members of the Board of Directors and Executive Board will be liable, in accordance with article 158 of Law 6,404 of 1976, individually and jointly, for the acts they practice and any losses to the Company resulting from them. They are prohibited from participating in decision making concerning operations involving companies in which they own a stake of more than 10% (ten percent), or in which they have held a management position in the period immediately prior to their installation at the Company.

Section 1 – The Company will ensure the defense in judicial and administrative proceedings of its present and past officers, and maintain a long-term insurance contract on their behalf to shield them from liabilities resulting from acts arising from the performance of their position or function, covering the whole period when they performed their respective terms of office.

Section 2 – The guarantee provided for in the previous paragraph extends to the members of the Audit Council, as well as all employees and agents who legally act through delegation by the Company’s officers. Article 24 – A member of the Board of Directors who fails to attend 3 (three) consecutive meetings without a justified reason or license granted by the Board of Directors will forfeit his office.

Article 25 – In the case of a vacant position on the Board of Directors, a substitute member will be appointed by the remaining members, to serve until the next General Shareholders’ Meeting, as provided for in article 150 of Law 6,404 of 1976.

Section 1 – A member of the Board of Directors or Executive Board elected as a substitute will complete the term of office of the member he replaces, and once this term has elapsed, he will remain in the post until the installation of his successor.

Section 2 – If the member of the Board of Directors representing employees does not conclude his term of office, the following will occur:

I- The person who received the second most votes will take over the position, if the term is not yet halfway through;

II- New elections will be called, if the term is more than halfway through.

Section 3 – In the hypothesis described in Section 2, the substitute board member will complete the term of office of the member he replaces.

Article 26 – The Company will be represented, in and out of court, individually by the Chief Executive Officer, or jointly by at least 2 (two) Executive Directors, who may appoint proxies or representatives.

Article 27 – The Chief Executive Officer and the Executive Directors may not be absent from their office, over the course of a year, for more than 30 (thirty) days, whether or not they are consecutive, without being licensed or authorized by the Board of Directors.

Section 1 – The Chief Executive Officer and the Executive Directors shall be entitled annually to 30 (thirty) days of paid leave, with prior authorization from the Executive Board, sealed the double payment of remuneration for leave not taken during the previous year.

Section 2 – It is incumbent upon the Chief Executive Officer to designate from among the Executive Directors his possible substitute.

Section 3 – If the position of Chief Executive Officer should become vacant, the Chairman of the Board of Directors will appoint a substitute from among the other members of the Executive Board until a substitute CEO has been appointed in accordance with the terms of article 20.

Section 4 – In the event of absence or impediment of an Executive Director, his functions will be taken over by a substitute chosen by him, from among the other members of the Executive Board or one of his direct subordinates, the latter for a maximum period of 30 (thirty) days.

Section 5 – In the event a subordinate is appointed, conditional upon approval from the Chief Executive Officer, he will take part in all of the Executive Director’s routine activities, including at board meetings, to provide guidance on issues in the area of contact of the respective Executive Director, but without exercising the right to vote.

Article 28 – After the end of the management period, the former members of the Executive Board, Board of Directors and Audit Council are impeded, for a period of 6 (six) months, counting from the end of the term, if a longer period is not established in regulations, from:

I- accepting a management or Audit Council member position, performing activities or providing any services at companies that are the Company’s competitors;

II- accepting a management or Audit Council member position, or establishing an employment relationship with an individual or legal entity with which they have had a direct and relevant official relationship in the six months prior to the end of their term, if a longer period is not established in regulations; and

III- sponsoring, directly or indirectly, the interests of an individual or legal entity, in dealings with a federal government administrative entity with which they have had a direct and relevant official relationship in the six months prior to the end of their term, if a longer period is not established in regulations.

Section 1 – Any periods of paid annual leave not taken are included in the period referred to at the start of this article.

Section 2 – During the period of impediment, former members of the Executive Board, Board of Directors and Audit Council will be entitled to compensatory remuneration equivalent only to monthly fees for the function they held.

Section 3 – Will have no right to compensatory remuneration, the former members of the Executive Board, the Board of Directors and the Fiscal Council Board who opt for the return, before the end of the period of impediment, to its previous function or position, effective or superior, who, prior to his inauguration, held on private or public administration.

Section 4 – The breach of the prevention of six months implies, besides the loss of compensatory remuneration, the return of value already received and the payment of a fine of 20% (twenty per cent) over the total of the remuneration which would be due in the period, Notwithstanding the provisions to the compensation of damages that eventually already have caused.

Section 5 – The beginning of the payment of compensatory remuneration shall be preceded by formal consultation to the Ethics Committee of the Presidency of the Republic pursuant to article 8 of law No. 12,813/2013.

Section II – Board of Directors

Article 29 – The Board of Directors is Petrobras’ highest guidance and management body. It is responsible for:

I- establishing general orientation for the Company’s business, defining its mission, strategic objectives and guidelines;

II- approving strategic plans proposed by the Executive Board, ~~as well as~~ the respective plurennials plans, as well the plans and annual spending and investment programs;

III- overseeing the management of the Executive Board and its members, and giving them duties, examining the Company’s books and papers at any time;

IV- to evaluate, annually, performance results, individual and collective, of the executive officers and members of the Committees of the Board of Directors, including the analysis of compliance with the goals approved;

V- approving, annually, the amount above which acts, contracts or operations, although the responsibility of the Executive Board or its members, must be submitted to the Board of Directors for approval;

VI- deciding on the issuing of debentures not convertible into shares and without a secured guarantee;

VII- to set up the overall policies of the Company, including those concerning the strategic management of the following areas: commercial, financial, risk, investment, environment, information disclosure, dividend distribution, transactions with related parties, spokesperson and human resources;;

VIII- approving the transfer of the ownership of Company assets, including concession contracts and authorizations regarding oil refining, natural gas processing, and the transportation, importing and exporting of oil, oil products and natural gas. Limits for the practice of these acts by the Executive Board or its members may be established;

IX- approving the Election Rules for choosing the member of the Board of Directors elected by employees;

X- approving plans regarding the entry, careers, succession benefits and disciplinary regime of Petrobras employees;

XI- ~~Sole Paragraph~~ approve the Appointment Policy with the minimum requirements for the appointment of members of the Board of Directors and its Committees, of the Audit Committee and of the Executive Board, to be made broadly available to the shareholders and to the market, within the limits of the applicable legislation;

XII- approve and disseminate Annual Letter and the Corporate Governance Letter, as provided by Law No. 13303/16.

Section 1: The establishment of the human resources policy referred to in part VII may not involve the participation of the board member who represents employees, if the discussions and decisions on the agenda involve union relations, remuneration, benefits and advantages, including private pensions and assistance, because in these cases there would be a conflict of interest; Section 2: Where the Appointment Policy intends to impose additional requirements to those in the applicable law to the members of the Board of Directors and to the members of the Audit Committee, these requirements should be resolved by the shareholders at a Shareholders' Meeting~~.~~.

Article 30 – The Board of Directors is also tasked with deciding on the following matters:

I- The Basic Organizational Plan and its amendments, ~~as well as the assignment to the members~~ respecting the duties of each member of the Executive Board, ~~as proposed by the Chief Executive Officer, of duties corresponding to the areas of contact defined in this Plan~~ as set out in Article 36 hereof;

II- Approval of appointments and dismissals of the Company’s Executive Managers, as proposed by the Executive Board, based on the criteria established by the Board of Directors itself;

III- Authorization to acquire shares issued by the Company to keep in the treasury, cancel or subsequently dispose of, except in cases that are the responsibility of General Shareholders’ Meetings, in accordance with legal, regulatory and statutory provisions;

IV- Approval of the exchange of securities issued by the Company;

V- Election and dismissal of members of the Executive Board;

VI- Establishment of wholly owned subsidiaries, stakes in controlled companies or affiliates, or the termination of such interests, as well as the acquisition of shares or quotas in other companies;

VII- The calling of General Shareholders’ Meetings, in the cases provided by law, publishing the respective public notice at least 15 (fifteen) days in advance;

VIII- Approval of ~~a~~ the Code of Ethics, Code of Best Practices and the Internal Rules of the Board of Directors;

IX- Approval of Petrobras’ Corporate Governance Policy and Guidelines;

X- Selection and dismissal of independent auditors, which may not provide the Company with consulting services during the contract term;

XI- Management report and accounts of the Executive Board;

XII- Selection of the members of Board Committees, from among its members and/or from among people of proven experience and technical expertise in the market, in line with the specialty of the respective Committee, and approval of the duties and operating rules of the Committees;

XIII- Matters that, due to a legal provision or decision by a General Shareholders’ Meeting, are subject to its decision making;

XIV- Approval of integrity and compliance criteria, as well as other relevant criteria and requirements applicable to the election of members of the Executive Board and the appointment of Executive Managers;

XV- Any cases missing from these Bylaws.

Sole paragraph – The Board of Directors will have 5 (five) Advisory Committees, with specific analysis and recommendation duties regarding certain subjects, reporting directly to the Board: Strategic Committee; Finance Committee; Audit Committee; Health, Environment and Safety Committee; and Indication,

Remuneration and Succession Committee.

I- The opinions of the Committees do not constitute a necessary condition for the submission of matters to the Board of Directors for examination and decision making;

II- The committee members may attend all Board of Directors meetings as guests;

III- The composition and operating rules of the Committees will be established in rules to be approved by the Board of Directors.

Article 31 – The Board of Directors may order inspections, audits or the disclosure of accounts at the Company, as well as the hiring of specialists, experts or external auditors, to provide more information on matters subject to its decision making.

Article 32 – The Board of Directors will meet with the attendance of the majority of its members, upon being convened by its Chairman or the majority of its members, ordinarily at least every thirty days, and extraordinarily whenever necessary.

Section 1 – If required, members of the Board of Directors may participate in a meeting by telephone, videoconference or other communication means capable of ensuring effective participation and the authenticity of their respective vote. In such cases, these members of the Board of Directors will be deemed present at the meeting and their votes will be deemed valid for all legal purposes and incorporated into the minutes of the meeting.

Section 2 – Matters submitted to the Board of Directors for appreciation will be accompanied by the decisions of the Executive Board, the statements of the technical area or relevant Committee, and a legal opinion whenever necessary to examine the subject.

Section 3 – The Chairman of the Board of Directors, at his own initiative or at the request of any of its members, may call members of the Company’s Executive Board to attend the meetings and to provide clarifications or information about the subjects being discussed.

Section 4 – The Board of Directors will take its decisions by majority vote of the members present, and they will be recorded in the book of minutes.

Section 5 – In the event of a tie, the Chairman of the Board of Directors will have the deciding vote.

Section III – Executive Board

Article 33 – The Executive Board and its members are responsible for managing the Company’s business, in accordance with the mission, objectives, strategies and guidelines established by the Board of Directors.

Section ~~1Sole paragraph~~: The power to report directly to the Board of Directors in the cases set forth in Article 9, Paragraph 4 of Law No. 13303/16 is assured to the Governance and Compliance Executive Officer, in the exercise of its duties;

Section 2: The Board of Directors may delegate duties to the Executive Board, except those explicitly provided for in corporate law and in line with the levels of authorities established in such delegation.

Article 34 – Responsibilities of the Executive Board:

I- Evaluate, approve and submit for the approval of the Board of Directors:

a) the foundations and guidelines for producing the strategic plan, annual programs and pluriannual plans;

b) the Company’s strategic plan, ~~as well as~~ the respective pluriannual plans, as well as the plans and annual spending and investment programs, together with the respective projects;

c) the Company’s operating cost and investment budgets;

d) the results of the performance of the Company’s activities.

e) appointments of the Company’s Executive Managers, based on the criteria established by the Board of Directors.

f) plans related to the entry, careers, succession, benefits and disciplinary regime of Petrobras employees.

II- Approve:

a) the technical and financial evaluation criteria for investment projects, together with the respective plans for delegation of responsibility for their execution and implementation;

b) the criteria for the economic use of producing areas and the minimum coefficient of oil and gas reserves, in accordance with specific legislation;

c) the Company’s pricing policy and basic structures for the prices of its products;

d) the accounting plans, basic criteria for calculating results, amortization and depreciation of invested capital, and changes in accounting practices;

e) the manuals and corporate rules of governance, ~~for~~ accounting, finance, personnel administration, the procurement and execution of construction work and services, the supply and disposal of materials and equipment, operations and other corporate rules necessary ~~matters~~ for the guidance of Company operations;

f) the rules concerning the assignment of the use, rental or leasing of real estate owned by the Company;

~~g)~~ the basic and complementary structure of the Company, considering the definitions in the Basic Organizational Plan, with its respective responsibilities, as well as to set up, to transform or to extinguish Operational Unities, agencies, branches, bureaus and offices, in the country and abroad ~~the basic structure of the Company’s entities and their respective Organizational Rules, and the creation, transformation or winding up of operational or corresponding bodies, as well as temporary work bodies, agencies, subsidiaries, branches and offices in Brazil and abroad;~~

h) ~~annual business plans;~~ h) the creation and winding up of non-statutory committees, reporting to the Executive Board or its members, approving the respective operating rules, duties and limits of authority for action;

i) the ~~approval of~~ the amount above which acts, contracts or operations, although the responsibility of the Chief Executive Officer or Executive Directors, must be submitted to the Executive Board for approval, in line with the level of authority defined by the Board of Directors.~~;~~

j) the insurance annual plan of the Company.

III– Guarantee the implementation of the Company’s Strategic Plan, pluriannual plans and annual spending and investment programs, together with the respective projects, in line with the approved budget limits;

IV- Decide on trademarks, patents, names and logos.

Article 35 – The Executive Board will ordinarily meet once a week, with the majority of its members, including the Chief Executive Officer or his substitute, and extraordinarily whenever convened by the Chief Executive Officer or two-thirds of the Executive Directors.

Section ~~Sole paragraph~~ 1: The Executive Board will rely on the advice of the Investment and Divestment Statutory Technical Committee;

Section 2: The members of the Executive Board will have 7 (seven) Statutory Advisory Technical Committees, composed of Executive Managers, with specific tasks to analyze and recommend regarding certain subjects, in accordance with article 160 of Law 6,404/76: Statutory Technical Committee for Production Development and Technology; Statutory Technical Committee for Exploration and Production; Statutory Technical Committee for Refining and Natural Gas; Statutory Technical Committee for Finance and Investor Relations; Statutory Technical Committee for Corporate Affairs; Statutory Technical Committee for Governance, ~~Risk~~ and Compliance; and Statutory Strategy ~~Technical~~ Committee , Organization and Management System.

Section 3: The advice of the Technical Statutory Committees is not binding to the Executive Board or its members, as appropriate, but will be a necessary condition for the examination and resolution of the matter within their duties ~~The advice given by the Statutory Technical Committees does not bind the members of the Executive Board, but it is a necessary condition for the examination and deliberation of matters that are~~

~~the responsibility of the respective Executive Director.;~~

Section 4: The composition, operating rules and duties of the Statutory Technical Committees will be governed by Internal Rules to be approved by the Board of Directors.

Article 36 – Individual responsibilities:

Section 1 – The Chief Executive Officer is responsible for:

I- ~~submitting technical and financial assessment criteria for investment projects to the Executive Board, for approval, together with the respective delegation of responsibility plans for their execution and implementation;~~

~~II~~ I-convening, presiding over and coordinating the work of Executive Board meetings;

~~III~~ II-proposing the appointment of Executive Directors to the Board of Directors;

~~IV~~ III-providing information to the Board of Directors, the minister to which the Company reports, and the Federal Government’s oversight bodies, as well as the Federal Audit Court and National Congress;

~~V~~ IV- guaranteeing the mobilization of resources to respond to extreme hazards for health, the environment and safety;

~~VI~~ V-performing other duties assigned to him by the Board of Directors.

Section 2 – The Executive Director for Production Development & Technology is responsible for:

I- ensuring the development of projects and production systems involving E&P, Refining, Natural Gas and Energy;

II- upholding the Company’s interests in dealings with regulators related to his area of activity;

III- managing and developing projects for the construction, maintenance and abandonment of wells, and the installation of subsea, surface and offshore production systems, industrial facilities and onshore pipelines, among other things;

IV- developing and providing technology solutions to deliver the Company’s strategic plan;

V- performing other duties assigned to him by the Board of Directors.

Section 3 – The Executive Director for Exploration & Production is responsible for:

I- coordinating projects to optimize assets in on shore, shallow, deep and ultra-deep waters~~, and those under producing-sharing arrangements~~;

II- managing exploration assets, as well as implementing corporate strategy, operational plans and operational performance evaluations;

III- approving and managing partnerships and participation in exploration blocks;

IV- upholding the Company’s interests in dealings with regulators related to his area of activity;

V- managing logistics services to support operations and the Company’s investments in his area of activity;

VI- defining the strategy and guidelines for decommissioning and maintenance of wells and subsea systems;

VII- performing other duties assigned to him by the Board of Directors.

Section 4 – The Executive Director for Refining and Natural Gas is responsible for:

I- managing industrial, logistics and sales operations for oil products, natural gas, electricity and nitrogen fertilizers;

II- coordinating the implementation of corporate strategy, portfolio decisions, operational planning and operational performance evaluations;

III- approving and managing partnerships related to his area of activity;

IV- upholding the Company’s interests in dealings with regulators related to his area of activity;

V- managing the supply of oil products, natural gas, electricity and nitrogen fertilizers;

VI- performing other duties assigned to him by the Board of Directors.

Section 5 – The Chief Financial Officer and Investor Relations Executive Director is responsible for:

I- providing the financial resources needed for the Company’s operations, conducting the processes of taking out loans and financing, as well as related services;

II- moving the Company’s monetary resources, always in conjunction with another Executive Director;

III- the provision of information to investors, the Brazilian Securities and Exchange Commission (CVM) and stock exchanges or over-the-counter markets, domestic and foreign, as well as the corresponding regulatory and oversight bodies, keeping the Company’s records at these institutions up to date;

IV- ~~approving the Company’s annual insurance plan;~~

~~V -monitoring and reporting to the Executive Board the financial performance of investment projects, in line with the targets and results approved by the Executive Board and Board of Directors;~~

~~VI~~ IV - accounting for, monitoring and reporting to the Executive Board the Company’s financial operations, including its wholly owned subsidiaries and other controlled companies;

~~VII~~ V-promoting the Company’s financial management and monitoring the financial management of its wholly owned subsidiaries, controlled companies, affiliates and consortia;

~~VIII~~ VI- coordinating the processes of acquiring and disposing of equity stakes held by the Company, in accordance with prevailing legislation and regulations;

~~IX~~ VII-performing other duties assigned to him by the Board of Directors.

Section 6 – The Executive Director for Corporate Affairs is responsible for:

I- proposing plans to the Executive Board concerning the entry, careers, succession, benefits and disciplinary regime of Petrobras employees;

~~II-~~ approve the staffing capacity of the company’s unities ~~approving the headcount of the Company’s entities;~~

III- guiding and promoting the application of the Company’s human resources policies and guidelines;

IV- proposing, implementing and maintaining the Company’s telecommunications and information technology systems;

V- providing the Company with shared infrastructure and administrative support resources and services;

VI- coordinating the process of planning and procuring goods and services, and the acquisition and disposal of materials and property;

VII- guiding and promoting the application of the Company’s Health, Environment and Safety policies, guidelines and rules;

VIII- guiding and promoting the application of the Company’s Social Responsibility policies, guidelines and rules;

IX- performing other duties assigned to him by the Board of Directors.

Section 7 – The Executive Director for Governance, ~~Risk~~ and Compliance is responsible for:

I- guiding and promoting the application of governance, ~~risk~~ and compliance rules, guidelines and procedures;

II- ~~coordinating an integrated vision of business risks, reporting the main effects of these risks on Petrobras’ results to the Executive Board and Board of Directors;~~

III- ~~guiding and promoting the application of risk management policies, in accordance with prevailing legislation;~~

~~IV~~ II-coordinating the management of compliance and necessary internal controls, including fraud and corruption aspects;

~~V~~ III-monitoring developments related to the Company’s reporting channel and ensuring the reporting of identified violations and their results to the Executive Board and Board of Directors;

~~VI~~ IV-performing other duties assigned to him by the Board of Directors.

Section 8 – The Executive Director for Strategy, Organization and Management System is responsible for:

I- proposing the foundations and guidelines for producing the strategic plan, as well as annual programs and pluriannual plans;

II- coordinating the production of the Company’s strategic plan, as well as the respective pluriannual plans and annual spending and investment programs, together with the respective projects;

III- submit to the Executive Board's the approval of the criteria of technical and economic assessment for investment projects and the delegation of duties for their performances and deployments;

IV - monitor and report to the Executive Board the financial and economic performance of investment projects, according to the goals and results approved by the Executive Board and by the Board of Directors;

V- coordinate the preparation of the Basic Organization Plan, containing, among others, the general structure of the Company and its general duties, as well as the organizational model of Petrobras ~~coordinating the production of the Basic Organizational Plan, setting out the basic structure of the Company’s entities and their respective Organizational Rules;~~

~~IV~~ VI-ensure the implementation of the strategies with a greater dynamism in the decisions, establishing action plans with goals for costs, risks, business performance and investment ~~sensuring the execution of strategies with greater dynamism in decisions, defining action plans with objectives and targets for costs, risks, business performance and investments;~~

~~V~~ VII-guide and promote the implementation of risk management policies in accordance with the current legislation ~~incorporating risk management into strategic decisions, contributing to the production of the matrix for business risks of all kinds;~~

VIII-coordinate the integrated view of the business risks, incorporate the risk management in strategic decisions, contributing to the development of the matrix of corporate risk of all types and report to the Executive Board and to the Board of Directors the main effects of the risks in Petrobras' results

~~VI~~ IX-proposing the establishment of a management system that:

a) modernizes the company’s management, improving its performance monitoring and control, by using internal and external benchmarks and risk analyses to support decision making;

b) achieves objectives and targets up to the supervision level;

c) indicates the respective responsible people;

d) permits the timely monitoring of achievement of these targets and the associated risks, together with the respective mitigation plans, in alignment with the responsible departments;

e) establishes a system of consequences aligned with compliance, in line with the principle of meritocracy.

Section 9 – The Chief Executive Officer and each Executive Director, within the areas of contact described in the Basic Organizational Plan, are responsible for:

I- implementing the strategic plan and budget approved by the Board of Directors, using the Company’s management system;

II- hiring and dismissing employees, and formalizing appointments to management positions and functions;

III- assigning employees for foreign missions;

IV- monitoring, controlling and reporting to the Executive Board the technical and operational activities of wholly owned subsidiaries and companies in which Petrobras has a stake or is associated with;

V- designating and instructing the Company’s representatives at the General Shareholders’ Meetings of wholly owned subsidiaries, controlled companies and affiliates, in accordance with the guidelines established by the Board of Directors, as well as applicable corporate guidelines;

VI- administering, supervising and evaluating the performance of the activities of units for which they are directly responsible, as defined in the Basic Organizational Plan, and carrying out management acts related to these activities and can secure value limits for delegation of the practice of such acts, in compliance with the corporate rules approved by the Executive Board;

VII- approving the rules and procedures for performing the activities of units for which they are directly responsible, as defined in the Basic Organizational Plan.

Article 37 – The Executive Board will take its decisions by majority vote of the members present, and they will be recorded in the book of minutes.

Sole paragraph: In the event of a tie, the Chief Executive Officer will have the deciding vote.

Article 38 – The Executive Board will send the Board of Directors copies of the minutes of its meetings and it will provide information to make it possible to evaluate the performance of the Company’s activities.

Sole paragraph: The members of the Executive Board will send the Board of Directors a report describing the acts practiced in exercising their individual duties.

Chapter V – General Shareholders’ Meetings

Article 39 – Ordinary General Shareholders’ Meetings will take place annually, within the timeframe stipulated in article 132 of Law 6,404 of 1976, at the location, date and time previously established by the Board of Directors, to decide on matters for which it is responsible, especially the following:

I- Analyze the management’s accounts, and examine, discuss and vote on the financial statements;

II- Decide on the allocation of net earnings in the financial year and the distribution of dividends;

III- Elect members of the Board of Directors and Audit Council.

Article 40 – Extraordinary General Shareholders’ Meetings, in addition to the cases established by law, will take place when convened by the Board of Directors, to decide on subjects of interest to the Company, especially the following:

I- Amendments to the Bylaws;

II- Changes to the capital stock;

III – Evaluations of the assets contributed by shareholders to increase the capital stock;

IV- The issuing of debentures convertible into shares or their sale when in the treasury;

V- The incorporation of the Company into another company, or its dissolution, transformation, division or merger;

VI- The Company’s participation in groups of companies;

VII- Disposal of control of the capital of the Company’s wholly owned subsidiaries;

VIII- Removal of members of the Board of Directors;

IX- The disposal of debentures convertible into shares that belong to the Company and were issued by its wholly owned subsidiaries and controlled companies;

X- Cancellation of the Company’s registration as a publicly held company;

XI- The choice of a specialist company from among a three-company list presented by the Board of Directors to prepare an appraisal report for its shares according to their respective financial value, to be used in cases of the cancellation of the Company’s registration as a publicly held Company or deviations from standard corporate governance rules defined by a stock exchange or over-the-counter market entity registered with the Brazilian Securities and Exchange Commission (CVM), in order to comply with the rules established in the pertinent regulations for differentiated corporate governance practices issued by such entities, and in accordance with any contracts between Petrobras and such entities;

XII- Waivers of the right to subscribe to shares or debentures convertible into shares of wholly owned subsidiaries, controlled companies or affiliates;

XIII- approval of the requirements of the Appointment Policy in addition to those within the applicable legislation for the member of the Board of Directors and of the Audit Committee.

Section 1 – Decisions on the subjects specified in part XI of this article must be taken by absolute majority vote of outstanding common shares, not counting blank votes.

Section 2 – In the event of a public share offer filed by the controlling shareholder, the latter will pay for the costs of producing the appraisal report.

Article 41 – Every year, the General Shareholders’ Meeting will determine the overall or individual total for officers’ remuneration, as well as their profit-sharing limits, in accordance with specific legislation, and for the members of the Board of Directors’ Advisory Committees.

Article 42 – General Shareholders’ Meetings will be chaired by the Company’s Chief Executive Officer or the substitute he may designate, and in the absence of both, by a shareholder chosen by a majority vote of those present.

Sole paragraph: The chairman of a General Shareholders’ Meeting will choose the secretary of the meeting from among the shareholders present.

Chapter VI – Audit Council

Article 43 – The Audit Board, of a permanent status, comprises up to five members and their respective deputies elected by the Regular General Meeting, all of whom residing in the country, in compliance with the requirements and impediments set forth in the Joint Stock Company Law, either shareholders or not, one of whom shall be elected by the holders of the minority common shares and another by the holders of the preferred shares in a separate voting procedure.

Section 1 – One of the members of the Audit Council will be appointed by the Finance Minister, as the representative of the National Treasury.

Section 2 – In the event of a vacancy, resignation, impediment or unjustified absence at two consecutive meetings, the member of the Audit Council in question will be replaced, until the end of his term, by the respective alternate member.

Section 3 – The members of the Audit Council will be installed in their offices by signing the declaration of acceptance of office in the book of minutes and opinions of the Audit Council. This declaration of acceptance of office will declare: (i) acceptance of contracts that may be entered into by Petrobras with stock exchanges or over-the-counter market entities registered with the Brazilian Securities and Exchange Commission, in order to adopt the corporate governance standards established by these entities, accepting responsibility for compliance with these contracts and the respective regulations for differentiated corporate governance practices, if applicable; and (ii) acceptance of the terms of the arbitration clause set forth in article 58 of these Bylaws.

Article 44 – The term of office of the members of the Audit Council is 1(one) year~~, and their reelection is permitted~~ with two (2) consecutive re-elections allowed

Article 45 – The remuneration of members of the Audit Council, in addition to the mandatory reimbursement of travel and accommodation expenses necessary to perform their function, will be determined by the General Shareholders’ Meeting that elects them, within the limit established in Law 9,292 of 1996.

Article 46 – Without prejudice to the other duties assigned through legal provisions or decisions of General Shareholders’ Meetings,the Audit Council will:

I- inspect, by any of its members, the acts of managers and verify compliance with their legal and statutory duties;

II- express its opinion on the management’s annual report and give its opinion on the complementary information it deems necessary or useful for General Shareholders’ Meeting decision making;

III- express its opinion on the management’s proposals, to be submitted to General Shareholders’ Meetings, regarding changes to the capital stock, the issuing of debentures or subscription bonds, investment plans or capital budgets, the distribution of dividends, and the transformation, incorporation, merger or division of the Company;

IV- denounce mistakes, fraud or crimes that are uncovered by any of its members to the management bodies, and if the latter do not take the necessary measures to protect the Company’s interests, to a General Shareholders’ Meeting, and suggest useful measures to the Company;

V- convene an Ordinary General Shareholders’ Meeting if the management are more than one month late in convening it, and an Extraordinary Meeting whenever serious or urgent facts occur, including subjects deemed necessary on the meeting agenda;

VI- analyze, at least quarterly, the balance sheet and other financial statements produced periodically by the Executive Board;

VII- examine the financial statements of the financial year and give its opinion on them;

VIII- perform these duties during liquidation.

Sole paragraph: The members of the Audit Council are obliged to participate in the meetings of the Board of Directors at which the subjects referred to in parts II, III and VII of this article will be examined.

Chapter VII – Company Employees

Article 47 – Petrobras employees are subject to labor legislation and the Company’s internal rules, as well as the legal rules applicable to the employees of partially stated-owned companies.

Article 48 – The admission of employees by Petrobras and its wholly owned subsidiaries and controlled companies will follow the public selection process, under the terms approved by the Executive Board. Article 49 – The functions of senior management and ~~the powers and~~ responsibilities of the respective incumbents will be defined in the Company’s Basic Organizational Plan.

Section 1 – The functions referred to at the start of this article, reporting to the Board of Directors, may in exceptional cases, and at the discretion of the Board of Directors, be assigned to technicians or specialists who are not part of the Company’s permanent staff, through contracts freely allowing appointment and dismissal.

Section 2 – The functions referred to at the start of this article, reporting to the Executive Board or its members, may in exceptional cases, if proposed and justified by the Executive Board and approved by the Board of Directors, be assigned to technicians or specialists who are not part of the Company’s permanent staff, through contracts freely allowing appointment and dismissal.

Section 3 – The managerial duties that shall integrate the organizational structure of the Company at all other levels shall be vested with the responsibilities of the holders as defined in the rules of the respective bodies ~~The management functions that are part of the Company’s organizational structure, at the other levels, will have the powers and responsibilities of their holders defined in the rules of the respective bodies.~~ Article 50 – Without prejudice to legal requirements, the loaning out of employees of Petrobras and its wholly owned subsidiaries or controlled companies will depend on authorization, in each case, from the Executive Board, and it will take place, whenever possible, through reimbursement of the corresponding costs.

Article 51 – The Company will assign a share of its annual earnings to be distributed among its employees, in line with the criteria approved by the Board of Directors and prevailing legislation.

Chapter VIII – General Provisions

Article 52 – The activities of Petrobras shall comply with the Basic Organizational Plan approved by the Board of Directors and shall have, among others, the organizational model and shall establish the nature and the assignments of each unit of the general structure and reporting relationships for the operation of Petrobras in accordance with this Bylaws ~~Petrobras’ activities will follow a Basic Organizational Plan, approved by the Board of Directors, which will set out its general structure and define the nature and duties of each body, and the reporting, coordination and control relationships necessary for its operation, in accordance with these Bylaws.~~

Article 53 – The financial year will coincide with the calendar year, ending on December 31 of each year, when the balance sheet and other financial statements will be produced, in line with applicable legal provisions.

Sole paragraph: The Company may produce half-yearly financial statements, for the payment of dividends or additional payments on shareholders’ equity, if so decided by the Board of Directors.

Article 54 – Regarding resources transferred by the Federal Government or deposited by minority shareholders in order to expand the Company’s capital stock, financial charges equivalent to the SELIC benchmark interest rate will be added from the date of transfer until the date of capitalization.

Article 55 – From the net earnings posted in its annual financial statements, Petrobras will assign a minimum of 0.5% (five-tenth percent) of its paid-in capital stock to constitute a special reserve to cover the cost of the Company’s technological research and development programs.

Sole paragraph: The accrued balance of the reserve provided for in this article may not exceed 5% (five percent) of the paid-in capital stock.

Article 56 – After the distribution of the minimum dividend provided for in article 8 of these Bylaws has been determined, the General Shareholders’ Meeting may, in accordance with corporate law and specific federal regulations, award percentages or bonuses to the members of the Company’s Executive Board as variable remuneration.

Article 57 – The Executive Board may authorize the practice of reasonable free acts to benefit employees or the community in which the company participates, including the donation of goods that are no longer of use, in light of its social responsibilities, as provided for in Section of article 154 of Law 6,404 of 1976.

Article 58 – Disputes or controversies involving the Company, its shareholders, managers and members of the Audit Council must be resolved through arbitration, according to the rules of the Market Arbitration Chamber, in order to apply the provisions contained in Law 6,404 of 1976, these Bylaws, and the rules issued by the National Monetary Council, Central Bank of Brazil and Brazilian Securities and Exchange Commission, as well as all other rules applicable to the operation of the capital markets in general, in addition to those contained in the contracts Petrobras may enter into with a stock exchange or over-the-counter market entity registered with the Brazilian Securities and Exchange Commission, to adopt corporate governance standards established by these entities and respective rules on differentiated corporate governance practices, if applicable.

Sole paragraph: The decisions taken by the Federal Government, through votes at General Shareholders’ Meetings, aimed at guiding the Company’s business, pursuant to article 238 of Law 6,404 of 1976, are considered forms of exercising indispensible rights and they will not be subject to the arbitration procedure provided for at the start of this article.

Article 59 – Contracts entered into by Petrobras to acquire goods and services will be preceded by a simplified bidding procedure, as defined in the regulations approved by Decree 2,745 of August 24, 1998. Article 60 – In order to help prepare its proposals to participate in tenders that precede the concessions referred to in Law 9,478 of 1997, Petrobras may sign pre-contractual agreements, by issuing invitation letters, ensuring prices and commitments for the supply of goods and services.

Sole paragraph: These pre-contractual agreements will contain a termination clause by operation of law, to be exercised without penalty or compensation of any kind in the event that another bidder is declared the winner, and they will subsequently be submitted to external oversight and inspection bodies for examination.

## Comparison Chart

| Previous version | Proposed version | Justification: |
|---|---|---|
| **Art. 18-** The Board of Directors will consist of between 5 (five) and 10 (ten) members. General Shareholders' Meetings will be responsible for appointing from among them the Chairman of the Board. The term of office of all members may not exceed 2 (two) years. Members may be reelected.<br>(...) | **Art. 18-** The Board of Directors will consist of between ~~5 (five)~~ 7(seven) and 10 (ten) members. General Shareholders' Meetings will be responsible for appointing from among them the Chairman of the Board. The term of office of all members may not exceed 2 (two) years. Members may be reelected.<br>(...) | Adjust the wording of Article 13, item I of Law 13,303 / 16. Although the maximum number of Directors provided for in the Act is 11 (eleven) members, we assess that we can maintain the current limit, it is within the legal limit. |
| **Section 2 –** The member of the Board of Directors appointed in the manner described at the start of this article may be reelected at most 2 (two) consecutive times. | **Section 2 –** The member of the Board of Directors appointed in the manner described at the start of this article may be reelected at most ~~2 (two~~ 3 (three) consecutive times. | Adjust the wording of Article 13, IV of Law 13,303 / 16. |
| | **Section 5 -** The Board of Directors shall be composed by at least of 25% (twenty five percent) of independent members, pursuant to Article 22, Paragraph 1 of Law No. 13.303 of June 30, 2016, or by at least one (1), if decided for the exercise of the multiple voting option by minority shareholders, pursuant to Article 141 of Law No. 6.404 of December 15, 1976. | Adjust the wording of Article 22 of Law 13,303 / 16. |

Art. 21- Appointments to management roles at the Company will comply with the conditions imposed by article 147 and complemented by those provided for in article 162 of Law 6,404 of 1976. **Section 1-** People who have ascendants, descendants or collateral relatives in positions on the Company's Board of Directors, Executive Board or Audit Council may not be appointed to management roles. **Section 2-** The requirement to have a university degree does not apply to the appointment of the employees' representative on the Board of Directors, nor the prohibition related to the election of employees for the position, contained respectively at the start and in Section 2 of article 162 of Law 6,404 of 1976.	**Article 21 –** The installation in an administrative office of the Company must comply with the conditions established by Article 147 and according rules listed by Article 162 of Law No. 6404 of December 15, 1976, as well as those set out in the Appointment Policy, and in Law No. 13303 of June 30, 2016.	Adjust the wording of Article 23 of Law 13,303 / 16.

Art. 30 - It is incumbent, even, upon the Board of Directors to deliberate about the following matters: **I -** The Basic Organizational Plan and its amendments as well as the assignment to the members of Executive Officers, upon the Chief Executive Office's proposal, of duties corresponding to the contact areas defined in the plan referred to; (...)	**Article 30 –** The Board of Directors is also tasked with deciding on the following matters: **I-** The Basic Organizational Plan and its amendments, ~~as well as the assignment to the members~~ respecting the duties of each member of the Executive Board, ~~as proposed by the Chief Executive Officer, of duties corresponding to the areas of contact defined in this Plan~~ as set out in Article 36 hereof; (...)	Inclusion to match the power to approve the change of the PBO with the individual responsabilities as statutorily defined to the Executive Directors.
VIII- Approval of Code of Best Practices and the Internal Rules of the Board of Directors;	**VIII-** Approval of ~~a~~ the Code of Ethics, Code of Best Practices and the Internal Rules of the Board of Directors;	Adjust the wording of Article 18, I of Law 13,303 / 16.
Sole paragraph - The Board of Directors will have 5 (five) Advisory Committees, with specific analysis and recommendation duties regarding certain subjects, reporting directly to the Board: Strategic Committee; Finance Committee; Audit Committee; Health, Environment and Safety Committee; and Remuneration and Succession Committee.	**Sole paragraph –** The Board of Directors will have 5 (five) Advisory Committees, with specific analysis and recommendation duties regarding certain subjects, reporting directly to the Board: Strategic Committee; Finance Committee; Audit Committee; Health, Environment and Safety Committee; and Indication, Remuneration and Succession Committee.	Adjust the wording of Article 10 of Law 13,303 / 16.

e) the manuals and corporate rules of governance, for accounting, finance, personnel administration, the procurement and execution of construction work and services, the supply and disposal of materials and equipment, operations and other corporate rules necessary matters for the guidance of Company operations;	Adjustments to enlarge the possibility of the Executive Board to adopt guidelines of a corporate nature, including the delegation rules.
	f) the rules concerning the assignment of the use, rental or leasing of real estate owned by the Company;	Mere formal adjustments.
	g) The basic and complementary structure of the Company, considering the definitions in the Basic Organizational Plan, with its respective responsibilities, as well as to set up, to transform or to extinguish Operational Unities, agencies, branches, bureaus and offices, in the country and abroad the basic structure of the Company's entities and their respective Organizational Rules, and the creation, transformation or winding up of operational or corresponding bodies, as well as temporary work bodies, agencies, subsidiaries, branches and offices in Brazil and abroad; h) annual business plans;	Extinction of the mention of the annual business plans, with the amendment of articles. 29 II and 34 I "b". The annual business plan is actually contained in the annual plan of expenditures and investments, which the approval is the responsibility of the Board, and not the Executive Board.

Art 35 - The Board of Executive Officers shall hold a regular meeting once a week with the majority of its membership, among whom the Chief Executive Officer or his deputy, and in a special meeting upon call by the Chief Executive Officer or of two-thirds of the Executive Officers. **Sole paragraph -** The members of the Executive Board will have 6 (six) Statutory Advisory, Technical Committees composed of Executive Managers, with specific tasks of analysis and recommendation on certain matters, subject to the provisions of article 160 of the law 6,404/76: Statutory Technical Committee for Development of Production and Technology; Statutory Technical Committee of Exploration and Production; Statutory Technical Committee of Refining and Natural Gas; Statutory Technical Committee Financial and Investor Relations; Statutory Human Resources Technical Committee, HSE services and Statutory Technical Committee of Governance, Risk and Compliance.	**Article 35 –** The Executive Board will ordinarily meet once a week, with the majority of its members, including the Chief Executive Officer or his substitute, and extraordinarily whenever convened by the Chief Executive Officer or two-thirds of the Executive Directors. **Section ~~Sole paragraph~~ 1:** The Executive Board will rely on the advice of the Investment and Divestment Statutory Technical Committee; **Section 2:** The members of the Executive Board will have 7 (seven) Statutory Advisory Technical Committees, composed of Executive Managers, with specific tasks to analyze and recommend regarding certain subjects, in accordance with article 160 of Law 6,404/76: Statutory Technical Committee for Production Development and Technology; Statutory Technical Committee for Exploration and Production; Statutory Technical Committee for Refining and Natural Gas; Statutory Technical Committee for Finance and Investor Relations; Statutory Technical Committee for Corporate Affairs; Statutory Technical Committee for Governance, ~~Risk~~ and Compliance; and Statutory Strategy ~~Technical~~ Committee , Organization and Management System.	Creation of Investment Statutory Technical Committee and Disinvestment, which will provide technical support to the Executive Board on these topics. Wording nomenclature Committee Satutory adjustment.

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

INFORMATION FOR SHAREHOLDERS

ITEM V

CONSOLIDATION OF THE BYLAWS TO REFLECT THE APPROVED CHANGES

If the General Shareholders’ Meeting approves the alterations proposed in Item IV of the agenda, approval of the Bylaws’ consolidation to reflect the approved alterations will also be submitted to the same Meeting.

Please find attached a copy of the Bylaws incorporating the alterations proposed in item IV of the Public Notice.

BYLAWS OF PETRÓLEO BRASILEIRO S.A. (PETROBRAS)

Chapter I – Nature, Headquarters and Purpose of the Company

Article 1 – Petróleo Brasileiro S.A. (Petrobras), hereinafter referred to as “Petrobras” or “Company,” is a partially state-owned enterprise, controlled by the Federal Government, of indeterminate duration, to be governed by the terms and conditions of the Corporation Law (Law 6,404 of December 15, 1976) and these Bylaws.

Sole paragraph: The Federal Government will exercise its control by means of the ownership and possession of at least 50% (fifty percent) plus 1 (one) share of the Company’s voting capital.

Article 2 – Petrobras has its headquarters and legal venue in the city of Rio de Janeiro, state of Rio de Janeiro, and it may establish, in Brazil and abroad, subsidiaries, agencies, branches and offices. Article 3 – The Company’s purpose is the exploration, extraction, refining, processing, sale and transportation of oil from wells, shale or other rocks, oil products, natural gas and other fluid hydrocarbons, in addition to other energy related activities. It may research, develop, produce, transport, distribute and sell all forms of energy, and engage in any other related or similar activities.

Section 1 – The Company will carry out the economic activities related to ~~i~~ts corporate purpose in free competition with other companies, in line with market conditions and the other principles and guidelines of Law 9,478 of August 6, 1997 and Law 10,438 of April 26, 2002.

Section 2 – Petrobras may perform any of the activities related to its corporate purpose, directly or through its wholly owned subsidiaries, controlled companies, alone or in association with third parties, in Brazil or abroad..

Chapter II – Capital Ownership, Shares and Shareholders

Article 4 – The capital stock is R$205,431,960,490.52 (two hundred five billion, four hundred thirty-one million, nine hundred sixty thousand, four hundred ninety reais and fifty-two cents), divided into 13,044,496,930 (thirteen billion, forty-four million, four hundred ninety-six thousand, nine hundred thirty) no-par-value shares, of which 7,442,454,142 (seven billion, four hundred forty-two million, four hundred fifty-four thousand, one hundred forty-two) are common shares and 5,602,042,788 (five billion, six hundred two million, forty-two thousand, seven hundred eighty-eight) are preferred shares.

Section 1 – Increases in the capital stock via share issues will be submitted in advance to a General Shareholders’ Meeting for decision making.

Section 2 – If the Board of Directors so decides, the Company may acquire its own shares to keep in the treasury, cancel or subsequently dispose of, up to the amount of the balance of earnings and available reserves, except the minimum legal reserve, without reducing the size of the capital stock, in accordance with prevailing legislation.

Section 3 – The capital stock may be expanded by issuing preferred shares, without maintaining the ratio with common shares, but within the legal limit of two-thirds of the total capital stock, and respecting the preemptive rights of all shareholders.

Article 5 – The Company’s shares will be common shares, with voting rights, and preferred shares, always without voting rights.

Section 1 – Preferred shares may not be converted into common shares, or vice versa.

Section 2 – Preferred shares will have priority in the event of capital reimbursement and the distribution of the 5% (five percent) minimum dividend, calculated on the part of capital represented by this kind of shares, or 3% (three percent) of the equity share value, always with the higher prevailing, participating equally with common shares in capital stock increases arising from the incorporation of reserves and earnings.

Section 3 – Preferred shares will participate non-cumulatively, on equal conditions with the common shares, in the distribution of dividends, whenever they are higher than the minimum percentage as guaranteed to them in the preceding paragraph.

Article 6 – Shares will be paid-in in accordance with the rules established at General Shareholders’ Meetings. In the case of a shareholder's default and irrespective of appeals, the Company may initiate the execution and determine the sale of the shares at that shareholder's expense and risk.

Article 7 – The Company’s shares, all of them book entry shares, will be kept in the name of their holders, in a deposit account at a financial institution authorized by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários, CVM) without the issuance of certificates.

Article 8 – Shareholders will be entitled to dividends every financial year and/or additional payments on shareholders’ equity, which must not be less than 25% (twenty-five percent) of net adjusted earnings, according to the Corporation Law, and divided pro rata by the shares into which the capital of the Company is divided.

Article 9 – Unless decided otherwise at a General Shareholders’ Meeting, the Company will pay the dividends and make the additional payments on shareholders’ equity within 60 (sixty) days following the date they are announced and, in any case, within the corresponding financial year, in accordance with the pertinent legal rules.

Sole paragraph: If so determined by the Board of Directors, the Company may advance amounts to its shareholders as dividends or additional payments on shareholders’ equity, adjusted by the SELIC benchmark interest rate as of the date of actual payment, until the end of the respective financial year, in the manner foreseen in article 204 of Law 6,404 of 1976.

Article 10 – Dividends not claimed by shareholders within 3 (three) years as of the date they were placed at shareholders’ disposal shall prescribe in behalf of the Company.

Article 11 – The amounts of dividends and additional payments on shareholders’ equity, due to the National Treasury and other shareholders, will be subject to financial charges equivalent to the SELIC benchmark interest rate as of the end of the financial year until actual collection or payment, without detriment to the incidence of interest on arrears when such collection does not take place on the date established by a General Shareholders’ Meeting.

Article 12 – In addition to the Federal Government in its capacity as controlling shareholder of the Company, individuals or legal entities, either Brazilian or foreign, resident in Brazil or otherwise, may be shareholders.

Article 13 – Shareholders may be represented at General Shareholders’ Meetings in the manner specified in Article 126 of Law 6,404 of 1976, either by attending them personally, or by previously submitting a statement issued by the depository financial institution together with their identity document or a power of attorney with special powers.

Section 1 – The Federal Government will be represented at the Company’s General Shareholders’ Meetings in accordance with specific federal legislation.

Section 2 – At General Shareholders’ Meetings that elect members of the Board of Directors, the right to vote of shareholders that hold preferred shares is conditional upon compliance with the condition established in Section 6 of article 141 of Law 6,404 of 1976, proving uninterrupted ownership of the shares for a period of at least 3 (three) months immediately prior to the holding of the Meeting.

Chapter III – Wholly Owned Subsidiaries, Controlled Companies and Affiliates

Article 14 – For the strict performance of activities related to its corporate purpose, Petrobras may,

according to the authority granted by Law 9,478 of 1997, set up wholly owned subsidiaries as well as associate itself, in a majority and/or minority position, with other companies.

Article 15 – In accordance with Law 9,478 of 1997, Petrobras and its wholly owned subsidiaries, controlled companies and affiliates may acquire shares or quotas in other companies, participate in special purpose entities, and associate themselves with domestic or foreign companies, and constitute with them consortia, either as lead company or otherwise, in order to expand activities, combine technologies and increase investments in activities related to its corporate purpose.

Article 16 – Petrobras’ governance rules and the common corporate rules established by Petrobras, by means of technical, administrative, accounting, financial and legal guidelines, fully apply to its wholly owned subsidiaries and controlled companies, and as far as possible, to affiliates, in line with the decisions of the administrative bodies of each company and the strategic plan approved by Petrobras’ Board of Directors.

Chapter IV – Management of the Company

Section I – Board Members and Executive Directors

Article 17 – Petrobras will be led by a Board of Directors, with decision-making functions, and an Executive Board.

Article 18 – The Board of Directors will consist of between 5 (five) and 10 (ten) members. General Shareholders’ Meetings will be responsible for appointing from among them the Chairman of the Board.

The term of office of all members may not exceed 2 (two) years. Members may be reelected.

Section 1 – If the position of the Chairman of the Board becomes vacant, a substitute will be elected at the first ordinary meeting of the Board of Directors, to serve until the next General Shareholders’ Meeting. Section 2 – The member of the Board of Directors appointed in the manner described at the start of this article may be reelected at most 3 (three) consecutive times.

Section 3 – In the case of the member of the Board of Directors elected by employees, the reelection limit must comply with prevailing legislation and regulations.

Section 4 – The functions of the Chairman of the Board of Directors and the Company’s Chief Executive Officer may not be held by the same person;

Section 5 - The Board of Directors shall be composed by at least of 25% (twenty five percent) of independent members, pursuant to Article 22, Paragraph 1 of Law No. 13.303 of June 30, 2016, or by at least one (1), if decided for the exercise of the multiple voting option by minority shareholders, pursuant to Article 141 of Law No. 6.404 of December 15, 1976.

Article 19 – In the process by which the members of the Board of Directors are elected at General Shareholders’ Meetings, the following rules will be complied with:

I- Minority shareholders are guaranteed the right to elect one board member, if a higher number is not assigned to them by the multiple vote process;

II- Preferred shareholders representing collectively at least 10% (ten percent) of the share capital, excluding the controlling shareholder, are entitled to appoint and remove 1 (one) member of the Board of Directors, in a separate vote at General Shareholders’ Meetings;

III- Whenever, cumulatively, a Board of Directors election occurs by the multiple vote system and the common or preferred shareholders exercise the right to elect a board member, the Federal Government will be entitled to elect as many board members as those elected by the other shareholders and employees, plus one, regardless of the number of board members established in article 18 hereof;

IV- Employees are entitled to appoint one (1) member of the Board of Directors in a separate vote, by direct vote, as provided for in Section 1 of article 2 of Law 12,353 of December 28, 2010.

Article 20 – The Executive Board shall comprise a Chief Executive Officer, chosen by the Board of Directors from among the members, and 7 (seven) Executive Officers elected by the Board of Directors from among Brazilians residing in the country, with a term of office that may not be longer than 2 (two) years, with no more than 3 (three) consecutive re-elections allowed, and who may be removed at any moment.

Section 1 – In choosing and electing the members of the Executive Board, the Board of Directors must consider their professional qualifications, proven knowledge and specialization in the respective areas of contact in which these managers will operate, in accordance with the Basic Organizational Plan.

Section 2 – The members of the Executive Board will perform their duties on a full-time basis, dedicating themselves exclusively to Petrobras. However, if justified to and approved by the Board of Directors, they may be permitted to simultaneously perform management roles at the Company’s wholly owned subsidiaries, controlled companies and affiliates, and in exceptional cases, to serve on the Board of Directors of other companies.

Article 21 – The installation in an administrative office of the Company must comply with the conditions established by Article 147 and according rules listed by Article 162 of Law No. 6404 of December 15, 1976, as well as those set out in the Appointment Policy, and in Law No. 13303 of June 30, 2016.

Section 1 – It will be prohibited investiture in management positions of those who possess ascendants, descendants or collateral relatives occupying positions on the Board of Directors, Executive Board or the Company's Fiscal Council Board.

Section 2 – The installation of an employee representative on the Board of Directors, a university level degree shall not be required, and will not interfere with the election of the vacancy, which is specifically referred to in Paragraph 2, art. 162 of Law nº 6.404, of 1976.

Article 22 – Members of the Board of Directors and Executive Board will formally by installed in their position by signing a declaration of acceptance of office in the book of minutes of the Board of Directors and Executive Board, respectively.

Section 1 – The declaration of acceptance of office must contain, under penalty of nullity: (i) an indication of at least one domicile where the administrator may receive summonses and subpoenas for administrative and judicial proceedings related to acts they have performed, which will be deemed served by means of delivery at the indicated domicile. This domicile may only be altered through written notice to the Company; (ii) acceptance of contracts that may be entered into by Petrobras with stock exchanges or over-the-counter market entities registered with the Brazilian Securities and Exchange Commission, in order to adopt the corporate governance standards established by these entities, accepting responsibility for compliance with these contracts and the respective regulations for differentiated corporate governance practices, if applicable; and (iii) acceptance of the terms of the arbitration clause set forth in article 58 of these Bylaws and other terms established by legislation and the Company. Section 2 – The installation of a board member resident or domiciled abroad is conditional upon the appointment of a representative who resides in Brazil, with powers to receive summonses in lawsuits initiated against this member, based on corporate law, by means of a power of attorney valid for at least 3 (three) years after the end of the member’s term of office.

Section 3 – Prior to their installation and also upon departing from office, the members of the Board of Directors and Executive Board will submit a statement of assets, to be filed at the Company.

Article 23 – The members of the Board of Directors and Executive Board will be liable, in accordance with article 158 of Law 6,404 of 1976, individually and jointly, for the acts they practice and any losses to the Company resulting from them. They are prohibited from participating in decision making concerning operations involving companies in which they own a stake of more than 10% (ten percent), or in which they have held a management position in the period immediately prior to their installation at the Company.

Section 1 – The Company will ensure the defense in judicial and administrative proceedings of its present and past officers, and maintain a long-term insurance contract on their behalf to shield them from liabilities resulting from acts arising from the performance of their position or function, covering the whole period when they performed their respective terms of office.

Section 2 – The guarantee provided for in the previous paragraph extends to the members of the Audit Council, as well as all employees and agents who legally act through delegation by the Company’s officers.

Article 24 – A member of the Board of Directors who fails to attend 3 (three) consecutive meetings without a justified reason or license granted by the Board of Directors will forfeit his office.

Article 25 – In the case of a vacant position on the Board of Directors, a substitute member will be appointed by the remaining members, to serve until the next General Shareholders’ Meeting, as provided for in article 150 of Law 6,404 of 1976.

Section 1 – A member of the Board of Directors or Executive Board elected as a substitute will complete the term of office of the member he replaces, and once this term has elapsed, he will remain in the post until the installation of his successor.

Section 2 – If the member of the Board of Directors representing employees does not conclude his term of office, the following will occur:

I- The person who received the second most votes will take over the position, if the term is not yet halfway through;

II- New elections will be called, if the term is more than halfway through.

Section 3 – In the hypothesis described in Section 2, the substitute board member will complete the term of office of the member he replaces.

Article 26 – The Company will be represented, in and out of court, individually by the Chief Executive Officer, or jointly by at least 2 (two) Executive Directors, who may appoint proxies or representatives.

Article 27 – The Chief Executive Officer and the Executive Directors may not be absent from their office, over the course of a year, for more than 30 (thirty) days, whether or not they are consecutive, without being licensed or authorized by the Board of Directors.

Section 1 – The Chief Executive Officer and the Executive Directors shall be entitled annually to 30 (thirty) days of paid leave, with prior authorization from the Executive Board, sealed the double payment of remuneration for leave not taken during the previous year.

Section 2 – It is incumbent upon the Chief Executive Officer to designate from among the Executive Directors his possible substitute.

Section 3 – If the position of Chief Executive Officer should become vacant, the Chairman of the Board of Directors will appoint a substitute from among the other members of the Executive Board until a substitute CEO has been appointed in accordance with the terms of article 20.

Section 4 – In the event of absence or impediment of an Executive Director, his functions will be taken over by a substitute chosen by him, from among the other members of the Executive Board or one of his direct subordinates, the latter for a maximum period of 30 (thirty) days.

Section 5 – In the event a subordinate is appointed, conditional upon approval from the Chief Executive Officer, he will take part in all of the Executive Director’s routine activities, including at board meetings, to provide guidance on issues in the area of contact of the respective Executive Director, but without exercising the right to vote.

Article 28 – After the end of the management period, the former members of the Executive Board, Board of Directors and Audit Council are impeded, for a period of 6 (six) months, counting from the end of the term, if a longer period is not established in regulations, from:

I- accepting a management or Audit Council member position, performing activities or providing any services at companies that are the Company’s competitors;

II- accepting a management or Audit Council member position, or establishing an employment relationship with an individual or legal entity with which they have had a direct and relevant official relationship in the six months prior to the end of their term, if a longer period is not established in regulations; and

III- sponsoring, directly or indirectly, the interests of an individual or legal entity, in dealings with a federal government administrative entity with which they have had a direct and relevant official relationship in the six months prior to the end of their term, if a longer period is not established in regulations.

Section 1 – Any periods of paid annual leave not taken are included in the period referred to at the start of this article.

Section 2 – During the period of impediment, former members of the Executive Board, Board of Directors and Audit Council will be entitled to compensatory remuneration equivalent only to monthly fees for the function they held.

Section 3 – Will have no right to compensatory remuneration, the former members of the Executive Board, the Board of Directors and the Fiscal Council Board who opt for the return, before the end of the period of impediment, to its previous function or position, effective or superior, who, prior to his inauguration, held on private or public administration.

Section 4 – The breach of the prevention of six months implies, besides the loss of compensatory remuneration, the return of value already received and the payment of a fine of 20% (twenty per cent) over the total of the remuneration which would be due in the period, Notwithstanding the provisions to the compensation of damages that eventually already have caused.

Section 5 – The beginning of the payment of compensatory remuneration shall be preceded by formal consultation to the Ethics Committee of the Presidency of the Republic pursuant to article 8 of law No. 12,813/2013.

Section II – Board of Directors

Article 29 – The Board of Directors is Petrobras’ highest guidance and management body. It is responsible for:

I- establishing general orientation for the Company’s business, defining its mission, strategic objectives and guidelines;

II- approving strategic plans proposed by the Executive Board, the respective plurennials plans, as well the plans and annual spending and investment programs;

III- overseeing the management of the Executive Board and its members, and giving them duties, examining the Company’s books and papers at any time;

IV- to evaluate, annually, performance results, individual and collective, of the executive officers and members of the Committees of the Board of Directors, including the analysis of compliance with the goals approved; V- approving, annually, the amount above which acts, contracts or operations, although the responsibility of the Executive Board or its members, must be submitted to the Board of Directors for approval;

VI- deciding on the issuing of debentures not convertible into shares and without a secured guarantee;

V- to set up the overall policies of the Company, including those concerning the strategic management of the following areas: commercial, financial, risk, investment, environment, information disclosure, dividend distribution, transactions with related parties, spokesperson and human resources;;

VI- approving the transfer of the ownership of Company assets, including concession contracts and authorizations regarding oil refining, natural gas processing, and the transportation, importing and exporting of oil, oil products and natural gas. Limits for the practice of these acts by the Executive Board or its members may be established;

VII- approving the Election Rules for choosing the member of the Board of Directors elected by employees;

VIII- approving plans regarding the entry, careers, succession benefits and disciplinary regime of Petrobras employees;

IX- approve the Appointment Policy with the minimum requirements for the appointment of members of the Board of Directors and its Committees, of the Audit Committee and of the Executive Board, to be made broadly available to the shareholders and to the market, within the limits of the applicable legislation;

X- approve and disseminate Annual Letter and the Corporate Governance Letter, as provided by Law No. 13303/16.

Section 1: The establishment of the human resources policy referred to in part VII may not involve the participation of the board member who represents employees, if the discussions and decisions on the agenda involve union relations, remuneration, benefits and advantages, including private pensions and assistance, because in these cases there would be a conflict of interest; Section 2: Where the Appointment Policy intends to impose additional requirements to those in the applicable law to the members of the Board of Directors and to the members of the Audit Committee, these requirements should be resolved by the shareholders at a Shareholders' Meeting.

Article 30 – The Board of Directors is also tasked with deciding on the following matters:

I- The Basic Organizational Plan and its amendments, respecting the duties of each member of the Executive Board, as set out in Article 36 hereof;

II- Approval of appointments and dismissals of the Company’s Executive Managers, as proposed by the Executive Board, based on the criteria established by the Board of Directors itself;

III- Authorization to acquire shares issued by the Company to keep in the treasury, cancel or subsequently dispose of, except in cases that are the responsibility of General Shareholders’ Meetings, in accordance with legal, regulatory and statutory provisions;

IV- Approval of the exchange of securities issued by the Company;

V- Election and dismissal of members of the Executive Board;

VI- Establishment of wholly owned subsidiaries, stakes in controlled companies or affiliates, or the termination of such interests, as well as the acquisition of shares or quotas in other companies;

VII- The calling of General Shareholders’ Meetings, in the cases provided by law, publishing the respective public notice at least 15 (fifteen) days in advance;

VIII- Approval of the Code of Ethics, Code of Best Practices and the Internal Rules of the Board of Directors;

IX- Approval of Petrobras’ Corporate Governance Policy and Guidelines;

X- Selection and dismissal of independent auditors, which may not provide the Company with consulting services during the contract term;

XI- Management report and accounts of the Executive Board;

XII- Selection of the members of Board Committees, from among its members and/or from among people of proven experience and technical expertise in the market, in line with the specialty of the respective Committee, and approval of the duties and operating rules of the Committees;

XIII- Matters that, due to a legal provision or decision by a General Shareholders’ Meeting, are subject to its decision making;

XIV- Approval of integrity and compliance criteria, as well as other relevant criteria and requirements applicable to the election of members of the Executive Board and the appointment of Executive Managers;

XV- Any cases missing from these Bylaws.

Sole paragraph – The Board of Directors will have 5 (five) Advisory Committees, with specific analysis and recommendation duties regarding certain subjects, reporting directly to the Board: Strategic Committee; Finance Committee; Audit Committee; Health, Environment and Safety Committee; and Indication, Remuneration and Succession Committee.

I- The opinions of the Committees do not constitute a necessary condition for the submission of matters to the Board of Directors for examination and decision making;

II- The committee members may attend all Board of Directors meetings as guests;

III- The composition and operating rules of the Committees will be established in rules to be approved by the Board of Directors.

Article 31 – The Board of Directors may order inspections, audits or the disclosure of accounts at the Company, as well as the hiring of specialists, experts or external auditors, to provide more information on matters subject to its decision making.

Article 32 – The Board of Directors will meet with the attendance of the majority of its members, upon being convened by its Chairman or the majority of its members, ordinarily at least every thirty days, and extraordinarily whenever necessary.

Section 1 – If required, members of the Board of Directors may participate in a meeting by telephone, videoconference or other communication means capable of ensuring effective participation and the authenticity of their respective vote. In such cases, these members of the Board of Directors will be deemed present at the meeting and their votes will be deemed valid for all legal purposes and incorporated into the minutes of the meeting.

Section 2 – Matters submitted to the Board of Directors for appreciation will be accompanied by the decisions of the Executive Board, the statements of the technical area or relevant Committee, and a legal opinion whenever necessary to examine the subject.

Section 3 – The Chairman of the Board of Directors, at his own initiative or at the request of any of its members, may call members of the Company’s Executive Board to attend the meetings and to provide clarifications or information about the subjects being discussed.

Section 4 – The Board of Directors will take its decisions by majority vote of the members present, and they will be recorded in the book of minutes.

Section 5 – In the event of a tie, the Chairman of the Board of Directors will have the deciding vote.

Section III – Executive Board

Article 33 – The Executive Board and its members are responsible for managing the Company’s business, in accordance with the mission, objectives, strategies and guidelines established by the Board of Directors.

Section 1: The power to report directly to the Board of Directors in the cases set forth in Article 9, Paragraph 4 of Law No. 13303/16 is assured to the Governance and Compliance Executive Officer, in the exercise of its duties;

Section 2: The Board of Directors may delegate duties to the Executive Board, except those explicitly provided for in corporate law and in line with the levels of authorities established in such delegation.

Article 34 – Responsibilities of the Executive Board:

I- Evaluate, approve and submit for the approval of the Board of Directors:

a) the foundations and guidelines for producing the strategic plan, annual programs and pluriannual plans;

b) the Company’s strategic plan, the respective pluriannual plans, as well as the plans and annual spending and investment programs, together with the respective projects;

c) the Company’s operating cost and investment budgets;

d) the results of the performance of the Company’s activities.

e) appointments of the Company’s Executive Managers, based on the criteria established by the

Board of Directors.

f) plans related to the entry, careers, succession, benefits and disciplinary regime of Petrobras employees.

II- Approve:

a) the technical and financial evaluation criteria for investment projects, together with the respective plans for delegation of responsibility for their execution and implementation;

b) the criteria for the economic use of producing areas and the minimum coefficient of oil and gas reserves, in accordance with specific legislation;

c) the Company’s pricing policy and basic structures for the prices of its products;

d) the accounting plans, basic criteria for calculating results, amortization and depreciation of invested capital, and changes in accounting practices;

e) the manuals and corporate rules of governance, accounting, finance, personnel administration, the procurement and execution of construction work and services, the supply and disposal of materials and equipment, operations and other corporate rules necessary for the guidance of Company operations;

f) the rules concerning the assignment of the use, rental or leasing of real estate owned by the Company;

g) the basic and complementary structure of the Company, considering the definitions in the Basic Organizational Plan, with its respective responsibilities, as well as to set up, to transform or to extinguish Operational Unities, agencies, branches, bureaus and offices, in the country and abroad

h) the creation and winding up of non-statutory committees, reporting to the Executive Board or its members, approving the respective operating rules, duties and limits of authority for action;

i) the the amount above which acts, contracts or operations, although the responsibility of the Chief Executive Officer or Executive Directors, must be submitted to the Executive Board for approval, in line with the level of authority defined by the Board of Directors.

j) the insurance annual plan of the Company.

III– Guarantee the implementation of the Company’s Strategic Plan, pluriannual plans and annual spending and investment programs, together with the respective projects, in line with the approved budget limits;

IV- Decide on trademarks, patents, names and logos.

Article 35 – The Executive Board will ordinarily meet once a week, with the majority of its members, including the Chief Executive Officer or his substitute, and extraordinarily whenever convened by the Chief Executive Officer or two-thirds of the Executive Directors.

Section 1: The Executive Board will rely on the advice of the Investment and Divestment Statutory Technical Committee;

Section 2: The members of the Executive Board will have 7 (seven) Statutory Advisory Technical Committees, composed of Executive Managers, with specific tasks to analyze and recommend regarding certain subjects, in accordance with article 160 of Law 6,404/76: Statutory Technical Committee for Production Development and Technology; Statutory Technical Committee for Exploration and Production; Statutory Technical Committee for Refining and Natural Gas; Statutory Technical Committee for Finance and Investor Relations; Statutory Technical Committee for Corporate Affairs; Statutory Technical Committee for Governance, and Compliance; and Statutory Strategy Committee , Organization and Management System.

Section 3: The advice of the Technical Statutory Committees is not binding to the Executive Board or its members, as appropriate, but will be a necessary condition for the examination and resolution of the matter within their duties~~;~~

Section 4: The composition, operating rules and duties of the Statutory Technical Committees will be governed by Internal Rules to be approved by the Board of Directors.

Article 36 – Individual responsibilities:

Section 1 – The Chief Executive Officer is responsible for:

I- convening, presiding over and coordinating the work of Executive Board meetings;

II- proposing the appointment of Executive Directors to the Board of Directors;

III- providing information to the Board of Directors, the minister to which the Company reports,and the Federal Government’s oversight bodies, as well as the Federal Audit Court and National Congress;

IV- guaranteeing the mobilization of resources to respond to extreme hazards for health, the environment and safety;

V- performing other duties assigned to him by the Board of Directors.

Section 2 – The Executive Director for Production Development & Technology is responsible for:

I- ensuring the development of projects and production systems involving E&P, Refining, Natural Gas and Energy;

II- upholding the Company’s interests in dealings with regulators related to his area of activity;

III- managing and developing projects for the construction, maintenance and abandonment of wells, and the installation of subsea, surface and offshore production systems, industrial facilities and onshore pipelines, among other things;

IV- developing and providing technology solutions to deliver the Company’s strategic plan;

V- performing other duties assigned to him by the Board of Directors.

Section 3 – The Executive Director for Exploration & Production is responsible for:

I- coordinating projects to optimize assets in on shore, shallow, deep and ultra-deep waters;

II- managing exploration assets, as well as implementing corporate strategy, operational plans and operational performance evaluations;

III- approving and managing partnerships and participation in exploration blocks;

IV- upholding the Company’s interests in dealings with regulators related to his area of activity;

V- managing logistics services to support operations and the Company’s investments in his area of activity;

VI- defining the strategy and guidelines for decommissioning and maintenance of wells and subsea systems;

VII- performing other duties assigned to him by the Board of Directors.

Section 4 – The Executive Director for Refining and Natural Gas is responsible for:

I- managing industrial, logistics and sales operations for oil products, natural gas, electricity and nitrogen fertilizers;

II- coordinating the implementation of corporate strategy, portfolio decisions, operational planning and operational performance evaluations;

III- approving and managing partnerships related to his area of activity;

IV- upholding the Company’s interests in dealings with regulators related to his area of activity;

V- managing the supply of oil products, natural gas, electricity and nitrogen fertilizers;

VI- performing other duties assigned to him by the Board of Directors.

Section 5 – The Chief Financial Officer and Investor Relations Executive Director is responsible for:

I- providing the financial resources needed for the Company’s operations, conducting the processes of taking out loans and financing, as well as related services;

II- moving the Company’s monetary resources, always in conjunction with another Executive Director;

III- the provision of information to investors, the Brazilian Securities and Exchange Commission (CVM) and stock exchanges or over-the-counter markets, domestic and foreign, as well as the corresponding regulatory and oversight bodies, keeping the Company’s records at these institutions up to

IV- accounting for, monitoring and reporting to the Executive Board the Company’s financial operations, including its wholly owned subsidiaries and other controlled companies;

V-promoting the Company’s financial management and monitoring the financial management of its wholly owned subsidiaries, controlled companies, affiliates and consortia;

VI- coordinating the processes of acquiring and disposing of equity stakes held by the Company, in accordance with prevailing legislation and regulations;

VII-performing other duties assigned to him by the Board of Directors.

Section 6 – The Executive Director for Corporate Affairs is responsible for:

I- proposing plans to the Executive Board concerning the entry, careers, succession, benefits and disciplinary regime of Petrobras employees;

II- approve the staffing capacity of the company’s unities

III- guiding and promoting the application of the Company’s human resources policies and guidelines;

IV- proposing, implementing and maintaining the Company’s telecommunications and information technology systems;

V- providing the Company with shared infrastructure and administrative support resources and services;

VI- coordinating the process of planning and procuring goods and services, and the acquisition and disposal of materials and property;

VII- guiding and promoting the application of the Company’s Health, Environment and Safety policies, guidelines and rules;

VIII- guiding and promoting the application of the Company’s Social Responsibility policies, guidelines and rules;

IX- performing other duties assigned to him by the Board of Directors.

Section 7 – The Executive Director for Governance and Compliance is responsible for:

I- guiding and promoting the application of governance and compliance rules, guidelines and procedures;

II-coordinating the management of compliance and necessary internal controls, including fraud and corruption aspects;

III-monitoring developments related to the Company’s reporting channel and ensuring the reporting of identified violations and their results to the Executive Board and Board of Directors;

IV-performing other duties assigned to him by the Board of Directors.

Section 8 – The Executive Director for Strategy, Organization and Management System is responsible for:

I- proposing the foundations and guidelines for producing the strategic plan, as well as annual programs and pluriannual plans;

II- coordinating the production of the Company’s strategic plan, as well as the respective pluriannual plans and annual spending and investment programs, together with the respective projects;

III- submit to the Executive Board's the approval of the criteria of technical and economic assessment for investment projects and the delegation of duties for their performances and deployments;

IV - monitor and report to the Executive Board the financial and economic performance of investment projects, according to the goals and results approved by the Executive Board and by the Board of Directors;

V- coordinate the preparation of the Basic Organization Plan, containing, among others, the general structure of the Company and its general duties, as well as the organizational model of Petrobras;

VI- ensure the implementation of the strategies with a greater dynamism in the decisions,

establishing action plans with goals for costs, risks, business performance and investment;

VII- guide and promote the implementation of risk management policies in accordance with the current legislation;

VIII- coordinate the integrated view of the business risks, incorporate the risk management in strategic decisions, contributing to the development of the matrix of corporate risk of all types and report to the Executive Board and to the Board of Directors the main effects of the risks in Petrobras' results

IX- proposing the establishment of a management system that:

a) modernizes the company’s management, improving its performance monitoring and control, by using internal and external benchmarks and risk analyses to support decision making;

b) achieves objectives and targets up to the supervision level;

c) indicates the respective responsible people;

d) permits the timely monitoring of achievement of these targets and the associated risks, together with the respective mitigation plans, in alignment with the responsible departments;

e) establishes a system of consequences aligned with compliance, in line with the principle of meritocracy.

Section 9 – The Chief Executive Officer and each Executive Director, within the areas of contact described in the Basic Organizational Plan, are responsible for:

I- implementing the strategic plan and budget approved by the Board of Directors, using the Company’s management system;

II- hiring and dismissing employees, and formalizing appointments to management positions and functions;

III- assigning employees for foreign missions;

IV- monitoring, controlling and reporting to the Executive Board the technical and operational activities of wholly owned subsidiaries and companies in which Petrobras has a stake or is associated with;

V- designating and instructing the Company’s representatives at the General Shareholders’ Meetings of wholly owned subsidiaries, controlled companies and affiliates, in accordance with the guidelines established by the Board of Directors, as well as applicable corporate guidelines;

VI- administering, supervising and evaluating the performance of the activities of units for which they are directly responsible, as defined in the Basic Organizational Plan, and carrying out management acts related to these activities and can secure value limits for delegation of the practice of such acts, in compliance with the corporate rules approved by the Executive Board;

VII- approving the rules and procedures for performing the activities of units for which they are directly responsible, as defined in the Basic Organizational Plan.

Article 37 – The Executive Board will take its decisions by majority vote of the members present, and they will be recorded in the book of minutes.

Sole paragraph: In the event of a tie, the Chief Executive Officer will have the deciding vote.

Article 38 – The Executive Board will send the Board of Directors copies of the minutes of its meetings and it will provide information to make it possible to evaluate the performance of the Company’s activities.

Sole paragraph: The members of the Executive Board will send the Board of Directors a report describing the acts practiced in exercising their individual duties.

Chapter V – General Shareholders’ Meetings

Article 39 – Ordinary General Shareholders’ Meetings will take place annually, within the timeframe stipulated in article 132 of Law 6,404 of 1976, at the location, date and time previously established by the Board of Directors, to decide on matters for which it is responsible, especially the following:

I- Analyze the management’s accounts, and examine, discuss and vote on the financial statements;

II- Decide on the allocation of net earnings in the financial year and the distribution of dividends;

III- Elect members of the Board of Directors and Audit Council.

Article 40 – Extraordinary General Shareholders’ Meetings, in addition to the cases established by law, will take place when convened by the Board of Directors, to decide on subjects of interest to the Company, especially the following:

I- Amendments to the Bylaws;

II- Changes to the capital stock;

III – Evaluations of the assets contributed by shareholders to increase the capital stock;

IV- The issuing of debentures convertible into shares or their sale when in the treasury;

V- The incorporation of the Company into another company, or its dissolution, transformation, division or merger;

VI- The Company’s participation in groups of companies;

VII- Disposal of control of the capital of the Company’s wholly owned subsidiaries;

VIII- Removal of members of the Board of Directors;

IX- The disposal of debentures convertible into shares that belong to the Company and were issued by its wholly owned subsidiaries and controlled companies;

X- Cancellation of the Company’s registration as a publicly held company;

XI- The choice of a specialist company from among a three-company list presented by the Board of Directors to prepare an appraisal report for its shares according to their respective financial value, to be used in cases of the cancellation of the Company’s registration as a publicly held Company or deviations from standard corporate governance rules defined by a stock exchange or over-the-counter market entity registered with the Brazilian Securities and Exchange Commission (CVM), in order to comply with the rules established in the pertinent regulations for differentiated corporate governance practices issued by such entities, and in accordance with any contracts between Petrobras and such entities;

XII- Waivers of the right to subscribe to shares or debentures convertible into shares of wholly owned subsidiaries, controlled companies or affiliates;

XIII- approval of the requirements of the Appointment Policy in addition to those within the applicable legislation for the member of the Board of Directors and of the Audit Committee.

Section 1 – Decisions on the subjects specified in part XI of this article must be taken by absolute majority vote of outstanding common shares, not counting blank votes.

Section 2 – In the event of a public share offer filed by the controlling shareholder, the latter will pay for the costs of producing the appraisal report.

Article 41 – Every year, the General Shareholders’ Meeting will determine the overall or individual total for officers’ remuneration, as well as their profit-sharing limits, in accordance with specific legislation, and for the members of the Board of Directors’ Advisory Committees.

Article 42 – General Shareholders’ Meetings will be chaired by the Company’s Chief Executive Officer or the substitute he may designate, and in the absence of both, by a shareholder chosen by a majority vote of those present.

Sole paragraph: The chairman of a General Shareholders’ Meeting will choose the secretary of the meeting from among the shareholders present.

Chapter VI – Audit Council

Article 43 – The Audit Board, of a permanent status, comprises up to five members and their respective deputies elected by the Regular General Meeting, all of whom residing in the country, in compliance with the requirements and impediments set forth in the Joint Stock Company Law, either shareholders or not, one of whom shall be elected by the holders of the minority common shares and another by the holders of the preferred shares in a separate voting procedure.

Section 1 – One of the members of the Audit Council will be appointed by the Finance Minister, as the representative of the National Treasury.

Section 2 – In the event of a vacancy, resignation, impediment or unjustified absence at two consecutive meetings, the member of the Audit Council in question will be replaced, until the end of his term, by the respective alternate member.

Section 3 – The members of the Audit Council will be installed in their offices by signing the declaration of acceptance of office in the book of minutes and opinions of the Audit Council. This declaration of acceptance of office will declare: (i) acceptance of contracts that may be entered into by Petrobras with stock exchanges or over-the-counter market entities registered with the Brazilian Securities and Exchange Commission, in order to adopt the corporate governance standards established by these entities, accepting responsibility for compliance with these contracts and the respective regulations for differentiated corporate governance practices, if applicable; and (ii) acceptance of the terms of the arbitration clause set forth in article 58 of these Bylaws.

Article 44 – The term of office of the members of the Audit Council is 1(one) year, with two (2) consecutive re-elections allowed

Article 45 – The remuneration of members of the Audit Council, in addition to the mandatory reimbursement of travel and accommodation expenses necessary to perform their function, will be determined by the General Shareholders’ Meeting that elects them, within the limit established in Law 9,292 of 1996.

Article 46 – Without prejudice to the other duties assigned through legal provisions or decisions of General Shareholders’ Meetings,the Audit Council will:

I- inspect, by any of its members, the acts of managers and verify compliance with their legal and statutory duties;

II- express its opinion on the management’s annual report and give its opinion on the complementary information it deems necessary or useful for General Shareholders’ Meeting decision making;

III- express its opinion on the management’s proposals, to be submitted to General Shareholders’ Meetings, regarding changes to the capital stock, the issuing of debentures or subscription bonds, investment plans or capital budgets, the distribution of dividends, and the transformation, incorporation, merger or division of the Company;

IV- denounce mistakes, fraud or crimes that are uncovered by any of its members to the management bodies, and if the latter do not take the necessary measures to protect the Company’s interests, to a General Shareholders’ Meeting, and suggest useful measures to the Company;

V- convene an Ordinary General Shareholders’ Meeting if the management are more than one month late in convening it, and an Extraordinary Meeting whenever serious or urgent facts occur, including subjects deemed necessary on the meeting agenda;

VI- analyze, at least quarterly, the balance sheet and other financial statements produced periodically by the Executive Board;

VII- examine the financial statements of the financial year and give its opinion on them;

VIII- perform these duties during liquidation.

Sole paragraph: The members of the Audit Council are obliged to participate in the meetings of the Board of Directors at which the subjects referred to in parts II, III and VII of this article will be examined.

Chapter VII – Company Employees

Article 47 – Petrobras employees are subject to labor legislation and the Company’s internal rules, as well as the legal rules applicable to the employees of partially stated-owned companies.

Article 48 – The admission of employees by Petrobras and its wholly owned subsidiaries and controlled companies will follow the public selection process, under the terms approved by the Executive Board. Article 49 – The functions of senior management and responsibilities of the respective incumbents will be defined in the Company’s Basic Organizational Plan.

Section 1 – The functions referred to at the start of this article, reporting to the Board of Directors, may in exceptional cases, and at the discretion of the Board of Directors, be assigned to technicians or specialists who are not part of the Company’s permanent staff, through contracts freely allowing appointment and dismissal.

Section 2 – The functions referred to at the start of this article, reporting to the Executive Board or its members, may in exceptional cases, if proposed and justified by the Executive Board and approved by the Board of Directors, be assigned to technicians or specialists who are not part of the Company’s permanent staff, through contracts freely allowing appointment and dismissal.

Section 3 – The managerial duties that shall integrate the organizational structure of the Company at all other levels shall be vested with the responsibilities of the holders as defined in the rules of the respective bodies

Article 50 – Without prejudice to legal requirements, the loaning out of employees of Petrobras and its wholly owned subsidiaries or controlled companies will depend on authorization, in each case, from the Executive Board, and it will take place, whenever possible, through reimbursement of the corresponding costs.

Article 51 – The Company will assign a share of its annual earnings to be distributed among its employees, in line with the criteria approved by the Board of Directors and prevailing legislation.

Chapter VIII – General Provisions

Article 52 – The activities of Petrobras shall comply with the Basic Organizational Plan approved by the Board of Directors and shall have, among others, the organizational model and shall establish the nature and the assignments of each unit of the general structure and reporting relationships for the operation of Petrobras in accordance with this Bylaws

Article 53 – The financial year will coincide with the calendar year, ending on December 31 of each year, when the balance sheet and other financial statements will be produced, in line with applicable legal provisions.

Sole paragraph: The Company may produce half-yearly financial statements, for the payment of dividends or additional payments on shareholders’ equity, if so decided by the Board of Directors.

Article 54 – Regarding resources transferred by the Federal Government or deposited by minority shareholders in order to expand the Company’s capital stock, financial charges equivalent to the SELIC benchmark interest rate will be added from the date of transfer until the date of capitalization.

Article 55 – From the net earnings posted in its annual financial statements, Petrobras will assign a minimum of 0.5% (five-tenth percent) of its paid-in capital stock to constitute a special reserve to cover the cost of the Company’s technological research and development programs.

Sole paragraph: The accrued balance of the reserve provided for in this article may not exceed 5% (five percent) of the paid-in capital stock.

Article 56 – After the distribution of the minimum dividend provided for in article 8 of these Bylaws has been determined, the General Shareholders’ Meeting may, in accordance with corporate law and specific federal regulations, award percentages or bonuses to the members of the Company’s Executive Board as variable remuneration.

Article 57 – The Executive Board may authorize the practice of reasonable free acts to benefit employees or the community in which the company participates, including the donation of goods that are no longer of use, in light of its social responsibilities, as provided for in Section of article 154 of Law 6,404 of 1976.

Article 58 – Disputes or controversies involving the Company, its shareholders, managers and members of the Audit Council must be resolved through arbitration, according to the rules of the Market Arbitration Chamber, in order to apply the provisions contained in Law 6,404 of 1976, these Bylaws, and the rules issued by the National Monetary Council, Central Bank of Brazil and Brazilian Securities and Exchange Commission, as well as all other rules applicable to the operation of the capital markets in general, in addition to those contained in the contracts Petrobras may enter into with a stock exchange or over-the-counter market entity registered with the Brazilian Securities and Exchange Commission, to adopt corporate governance standards established by these entities and respective rules on differentiated corporate governance practices, if applicable.

Sole paragraph: The decisions taken by the Federal Government, through votes at General Shareholders’ Meetings, aimed at guiding the Company’s business, pursuant to article 238 of Law 6,404 of 1976, are considered forms of exercising indispensible rights and they will not be subject to the arbitration procedure provided for at the start of this article.

Article 59 – Contracts entered into by Petrobras to acquire goods and services will be preceded by a simplified bidding procedure, as defined in the regulations approved by Decree 2,745 of August 24, 1998.

Article 60 – In order to help prepare its proposals to participate in tenders that precede the concessions referred to in Law 9,478 of 1997, Petrobras may sign pre-contractual agreements, by issuing invitation letters, ensuring prices and commitments for the supply of goods and services.

Sole paragraph: These pre-contractual agreements will contain a termination clause by operation of law, to be exercised without penalty or compensation of any kind in the event that another bidder is declared the winner, and they will subsequently be submitted to external oversight and inspection bodies for examination.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1, 2016
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.